     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1996

                                                      REGISTRATION NO. 333-06041
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          BORG-WARNER AUTOMOTIVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           DELAWARE                          13-3404508
(STATE OR OTHER JURISDICTION OF           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)         IDENTIFICATION NUMBER)

                           200 SOUTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60604
                                 (312) 322-8500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           LAURENE H. HORISZNY, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                          BORG-WARNER AUTOMOTIVE, INC.
                           200 SOUTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60604
                                 (312) 322-8500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                ANDREW R. BROWNSTEIN, ESQ.                                  DAVID J. BEVERIDGE, ESQ.
                    DAVID A. KATZ, ESQ.                                        SHEARMAN & STERLING
              WACHTELL, LIPTON, ROSEN & KATZ                                  599 LEXINGTON AVENUE
                    51 WEST 52ND STREET                                     NEW YORK, NEW YORK 10022
                 NEW YORK, NEW YORK 10019                                        (212) 848-4000
                      (212) 403-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF           AMOUNT TO BE       OFFERING PRICE     AGGREGATE OFFERING     AMOUNT OF
    SECURITIES TO BE REGISTERED        REGISTERED(1)         PER UNIT(2)           PRICE(2)       REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value........   5,175,000 shares        $41.00            $212,175,000      $73,164.31(3)
- ------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------

(1) Includes 675,000 shares subject to the option of the Underwriters (as defined herein) to purchase shares from the Selling Stockholders (as defined herein) to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices for the Common Stock reported on the New York Stock Exchange Composite Tape on June 10, 1996.

(3) Fee previously paid with filing of Registration Statement on June 14, 1996.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectuses: one to be used in connection with a United States and Canadian offering of the registrant's Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will contain different front and back cover pages, a different inside cover page and a different section entitled "Underwriting." The U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein has been labeled "Alternate Page for International Prospectus."

     If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, copies of each of the Prospectuses in the forms in which they are used will be filed with the Securities and Exchange Commission.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JULY 22, 1996


PROSPECTUS
- ---------------------

                                4,500,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby will be sold by certain stockholders (the "Selling Stockholders") of Borg-Warner Automotive, Inc. (the "Company"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares offered hereby.

     Of the 4,500,000 shares of Common Stock offered hereby, 3,600,000 shares are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 900,000 shares are being offered in a concurrent offering outside the United States and Canada by the International Underwriters (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for the Offerings. See "Underwriting."


     The Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE"), under the symbol "BWA." On July 22, 1996, the last reported sale price of the Common Stock on the NYSE was $36.75 per share. See "Price Range of Common Stock."


     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 11.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
        OFFENSE.
- --------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------
                                                                                           PROCEEDS TO
                                                  PRICE TO           UNDERWRITING            SELLING
                                                   PUBLIC             DISCOUNT(1)        STOCKHOLDERS(2)
- -----------------------------------------------------------------------------------------------------------
Per Share...................................           $                   $                    $
- -----------------------------------------------------------------------------------------------------------
Total(3)....................................           $                   $                    $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) The Company has agreed to pay certain expenses of the Offerings estimated at $1,000,000.

(3) The Selling Stockholders have granted the U.S. Underwriters and the International Underwriters options exercisable within 30 days after the date hereof to purchase up to 540,000 and 135,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Selling Stockholders will be $          , $
              , and $          , respectively. See "Underwriting."
                            ------------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about July   , 1996.
                            ------------------------
MERRILL LYNCH & CO.
                                LEHMAN BROTHERS
                                                            MORGAN STANLEY & CO.
                                                        INCORPORATED
                            ------------------------

                 The date of this Prospectus is July   , 1996.

                          BORG-WARNER AUTOMOTIVE, INC.

                                                        1995
                                                    CONSOLIDATED
                                                       SALES
                                  PRODUCTS           % OF TOTAL              TOP VEHICLE PROGRAMS
                           ----------------------   ------------   ----------------------------------------
Powertrain Systems.......  -4WD Transfer Cases      $544.8         Ford Explorer
                           -Manual Transmissions    40%            Ford Expedition (August 1996)
                                                                   Ford F-Series and Ranger trucks
                                                                   Range Rover
                                                                   Mercedes AAV (1997)
                                                                   Isuzu Big Horn (Japan)
                                                                   SsangYong Musso (Korea)
Automatic Transmission
  Systems................  -Friction Plates         $454.4         All GM mid/large-sized vehicles and
                           -One-Way Clutches        33%              mini-vans
                           -Bands                                  All Ford mid/large-sized vehicles and
                           -Precision Forged                         mini-vans
                             Sintered Products                     All Chrysler FWD 4-speed automatic
                                                                     transmission vehicles
                                                                   All Toyota automatic transmission
                                                                   vehicles*
                                                                   All Honda North American-manufactured
                                                                     automatic transmission vehicles
                                                                   All Ford, GM, BMW, Mercedes, Renault
                                                                     and VW European-manufactured automatic
                                                                     transmission vehicles
                                                                   All Korean-manufactured automatic
                                                                     transmission vehicles
Morse TEC................  -4WD Chain               $257.6         Ford modular engine family: Contour/
                           -Transmission Chain      19%              Mystique, Taurus/Sable, Town Car/Crown
                           -Engine Timing Chain                      Victoria/Continental, and F-Series
                           -Engine Timing Chain                    truck
                              Systems                              All GM and Ford FWD automatic
                                                                     transmission vehicles
                                                                   Chrysler LH vehicles
                                                                   Ford, GM and Chrysler 4WD sport utility
                                                                     vehicles
Air/Fluid Systems........  -Air Management          $107.6         All Chrysler vehicles and mini-vans
                              Systems               8%             Ford Explorer
                           -Fuel Systems                           Ford F-150 and Ranger trucks
                           -Transmission Systems                   Ford mid-sized vehicles (such as the
                                                                     Taurus/Sable and Contour/Mystique)
                                                                   Mercedes vehicles
* Through the Company's 50%-owned unconsolidated Japanese joint venture with NSK-Warner K.K.

    CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER THE CAPTIONS "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS -- BUSINESS STRATEGY," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS, ARE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER THE HEADING "RISK FACTORS," BEGINNING ON PAGE 11 OF THIS PROSPECTUS, AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.
                            ------------------------

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    [Top half of gatefold page: Pictures of the Company's products from each of its four operating groups: Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems along with textual descriptions.]

    [Bottom half of gatefold page: Picture of the Borg-Warner Indianapolis 500 Trophy and a schematic of an automobile displaying locations of some of the Company's products.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless indicated otherwise, the information contained in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. Unless the context otherwise requires, references in this Prospectus to the "Company" refer to Borg-Warner Automotive, Inc., a Delaware corporation and its subsidiaries, references to the "Common Stock" refer to shares of Common Stock, $.01 par value, of the Company, and references to the "Shares" refer to the 4,500,000 shares of Common Stock being offered in the Offerings.

                                  THE COMPANY

     The Company is a leading, global Tier I supplier of highly engineered systems and components, primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport utility vehicles and light trucks. The Company, which operates 36 manufacturing facilities in 12 countries serving the North American, European and Asian automotive markets, is an original equipment supplier to every major OEM in the world. The Company has achieved its current leadership position and is well positioned to benefit from emerging trends in the global automotive markets as a result of several key competitive strengths, including: (i) the ability to supply its customers globally; (ii) demonstrated technological expertise in developing highly engineered systems and components; (iii) strong relationships with all major OEMs; (iv) significant market shares in a number of its key products; and (v) a strong presence in and focus on high-growth vehicle categories and platforms.

     The Company's products fall into four operating groups: Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems (formerly known as Control Systems). The Powertrain Systems group accounted for $544.8 million (40%) of 1995 consolidated sales before inter-business eliminations. Its primary products include four-wheel and all-wheel drive transfer cases and manual transmissions. The Company supplies substantially all of the four-wheel drive ("4WD") transfer cases for Ford Motor Company ("Ford"), including those installed on the Ford Explorer, the best selling sport utility vehicle in the United States in 1995, and the Ford F-150 pickup truck. The Company has designed and developed an exclusive 4WD Torque-On-Demand(TM) ("TOD(TM)") transfer case, available on the Ford Explorer and to be available on the new Ford Expedition, which allows vehicles to automatically shift from two-wheel drive to 4WD when electronic sensors indicate it is necessary.

     The Automatic Transmission Systems group accounted for $454.4 million (33%) of 1995 consolidated sales before inter-business eliminations. Its products include friction plates, transmission bands, one-way clutches and torque converters for automatic transmissions. The Company is a supplier to virtually every major automatic transmission manufacturer in the world. The Company's 50%-owned joint venture in Japan, NSK-Warner Kabushiki Kaisha ("NSK-Warner"), with 1995 sales of $337 million, is a leading producer of friction plates and one-way clutches in Japan.

     The Morse TEC group accounted for $257.6 million (19%) of 1995 consolidated sales before inter-business eliminations. Morse TEC manufactures chain and chain systems including HY-VO(R) front-wheel drive ("FWD") and 4WD chain, MORSE GEMINI(TM) Transmission Chain Systems, timing chain and timing chain systems, crankshaft and camshaft sprockets, chain tensioners and snubbers. The Company is a supplier to every major manufacturer that uses chain for such applications.

     The Air/Fluid Systems group accounted for $107.6 million (8%) of 1995 consolidated sales before inter-business eliminations. The Company's air and fluid management products include mechanical, electromechanical and electronic components and systems used for engine and emission control, fuel and vapor management, electronically controlled automatic transmissions and steering and suspension systems. The Air/Fluid Systems group is the Company's fastest growing group and has grown from $52.1 million of consolidated sales in 1991 to $107.6 million in 1995 (a compound annual growth rate of 20%). As a result of the recently completed Coltec Acquisition (as hereinafter defined), the Air/Fluid Systems group will comprise a significantly greater portion of the Company's revenues. See "-- Recent Developments" and "-- Pro Forma Financial Data."

     The Company believes that it is a leading supplier to major OEMs worldwide in each of its four product groups. For Powertrain Systems, the Company believes that it is the world's leading independent manufacturer of 4WD transfer cases, manufacturing approximately 847,000 transfer cases in 1995, principally for Ford. The Company also believes that, including its NSK-Warner joint venture, the Automatic Transmission Systems group is a leading manufacturer and supplier of friction elements and one-way clutches in North America, Europe and Asia. Similarly, the Morse TEC group manufactures transmission chains for FWD transmissions and 4WD transfer cases for every major OEM who uses chain for such applications. Finally, the Coltec Acquisition will position the Air/Fluid Systems group to become a leading supplier of air and fluid management systems with over 80% of its 1995 pro forma sales to the three largest North American OEMs -- Ford, General Motors Corporation ("GM") and Chrysler Corporation ("Chrysler"). As a result of the Coltec Acquisition, the Air/Fluid Systems group will comprise a significantly greater portion of the Company's revenues and will almost double the Company's sales to Chrysler.

     The Company's business objective is to maintain its position as one of the leading independent suppliers of highly engineered systems and components for automotive powertrain applications. The Company pursues this objective in several ways. First, the Company seeks to maintain its position and reputation as a technological leader in its product groups. Second, the Company seeks to maintain its price competitiveness by continuing to improve the efficiency of its operations, including its production processes. Third, the Company believes that it is well positioned to take advantage of certain trends within the global automotive market. The Company believes that these trends include (i) a growing demand for automatic transmissions with a greater number of speeds (the Company's component content in an automatic transmission rises as the number of speeds increases), (ii) a growing demand for 4WD vehicles, (iii) an increasing demand for overhead cam engines, (iv) a growing demand for automatic transmissions and air and fluid management systems in Europe and in Asia, (v) the increasing tendency of OEMs to purchase integrated systems rather than individual components, and (vi) demand in markets outside the United States for air and fluid management products, particularly emission controls. Fourth, the Company continues to pursue strategic joint ventures and selected acquisitions within its existing or related lines of business. The Company continues to maintain its strong presence in Europe and Asia as a result of its recent acquisitions and joint ventures. The Company believes its global presence will enable it to better withstand the effect of cyclical downturns in the United States automotive market, while serving its OEM customers as a global supplier. See "Business -- Business Strategy" and "Business -- Recent Developments."

     Over the past several years, the Company has remained focused on and committed to achieving its business objective. Sales have increased from $820 million in 1991 to $1.33 billion in 1995, reflecting a 12.8% compound annual growth rate and outperforming the approximately 4% compound annual growth rate of North American vehicle sales. The Company's sales outside the United States are increasing and in 1995 represented 16% of consolidated sales. Including unconsolidated joint ventures, 1995 sales outside the United States constituted 33% of total sales. The Company's sales have increased at a greater rate than market growth as a result of higher content per vehicle and higher market share. The Company's emphasis on providing systems and introduction of new technologies has enabled it to substantially increase its content per vehicle. For example, the timing system on the Ford modular engine consists of up to four chains as well as sprockets, snubbers and tensioners as compared with a single timing chain on the previous generation pushrod engine. The Company's market share gains have been achieved during a period of OEM supplier consolidation which has benefited the Company. Such growth in sales has been accompanied by growth in profitability. Over the same period, earnings before interest and taxes ("EBIT") increased from $22 million in 1991 to $125 million in 1995, with EBIT margins rising from 2.6% in 1991 to 9.4% in 1995, and sales per employee rising from $128,000 in 1991 to $163,000 in 1995.

     The Company's executive offices are located at 200 South Michigan Avenue, Chicago, Illinois 60604, telephone (312) 322-8500.

                              RECENT DEVELOPMENTS

     On June 17, 1996, the Company acquired the operations and substantially all of the operating assets of the Holley Automotive, Coltec Automotive and Performance Friction Products divisions (collectively, the "Coltec Divisions") of Coltec Industries Inc. ("Coltec") for $283 million in cash (the "Coltec Acquisition"). The Coltec Divisions have a broad base of air and fluid management products, established OEM relationships, and three technologically advanced manufacturing facilities. These operations produced combined sales of $255 million in 1995. The Coltec Acquisition was financed with borrowings under the Company's revolving credit facility. See "Business -- Recent Developments," "Business -- Air/Fluid Systems" and "-- Pro Forma Financial Data."

     The Coltec Acquisition will provide the Company with a number of strategic benefits. The air and fluid management systems market is one in which the Company believes there are significant growth opportunities driven principally by increasingly stringent air emissions regulations both in the U.S. and in Europe. The Company also believes that since few suppliers control a large share of the growing air and fluid management market, the Company has additional opportunities to increase its market share because of its technological expertise and broad range of products. By combining the Coltec Divisions' component products with the Air/Fluid System's complementary system-based products, the Coltec Acquisition positions the Company to capitalize on the high-growth air and fluid management systems market and to become a global supplier of complete, integrated air and fluid management systems. The Coltec Acquisition will also serve to better balance the Company's business mix by significantly expanding the Company's operations in the air and fluid management systems business as Air/Fluid Systems pro forma sales will represent approximately 22% of total consolidated sales, more than double the Air/Fluid Systems sales in 1995 of 8%. Moreover, the Coltec Acquisition will allow the Company to further strengthen its relationships with existing OEM customers, especially Chrysler. Additionally, with the Company's 1995 acquisition of France's Societe de l'Usine de la Marque ("SUM"), it is well positioned to begin manufacturing air and fluid management systems in Europe.


     On July 17, 1996, the Company reported that its second quarter 1996 net income was $21.8 million, or $0.93 per share, an increase of 3% compared with net income of $21.1 million, or $0.90 per share, reported in the second quarter of 1995. The Company's sales for the second quarter of 1996 increased 7% to $381.8 million compared with $356.0 million in the second quarter of 1995. The Company also reported that net income for the first six months of 1996 was $34.1 million, or $1.45 per share, compared with net income of $38.6 million, or $1.65 per share, for the first six months of 1995. With respect to the Company's quarterly sales increase, $8.9 million was contributed by the Coltec Divisions and $4.8 million was contributed by SUM. For the second quarter of 1996, the Company announced that Powertrain Systems' sales decreased 3% to $146.8 million (an increase of 14% without manual transmissions); Automatic Transmission Systems' sales increased 7% to $128.9 million; Morse TEC's sales increased 5% to $70.7 million; and Air/Fluid Systems' sales increased 78% to $44.6 million (a rise of 24% excluding the Coltec Acquisition and the SUM acquisition). In addition, the Company reported that its North American manual transmission business, which is in the process of being sold, continued to negatively impact sales and earnings, costing the Company approximately $0.12 per share compared with 1995, with year-over-year sales declining by $18.6 million. See "Risk Factors -- Sale of Manual Transmission Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Financial Condition Matters -- North American Manual Transmission Business."

                                 THE OFFERINGS


Common Stock offered by the Selling Stockholders:
     U.S. Offering.................................   3,600,000  shares
     International Offering........................     900,000  shares
          Total....................................   4,500,000  shares
Total Outstanding Common Stock.....................  23,572,768  shares(1)
Dividend policy....................................       $0.15 per share, per quarter. See "Dividend
                                                                                             Policy."
NYSE Symbol........................................       "BWA"


- ---------------
(1) As of June 30, 1996. Includes 122,644 shares of the Company's Non-Voting Common Stock, $.01 par value (the "Non-Voting Common Stock"), which are convertible into Common Stock on a share-for-share basis. See "Description of Capital Stock." Excludes 542,631 shares of Common Stock issuable upon exercise of options held by employees of the Company and Borg-Warner Security Corporation ("BW-Security").

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following summary historical consolidated financial information for the Company for the five years ended December 31, 1995 and for the three-month periods ended March 31, 1996 and 1995 has been derived from the consolidated financial statements of the Company for such periods. The information for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 is derived from the audited financial statements of the Company. The information for the three-month periods ended March 31, 1996 and 1995 is not audited, but in the opinion of management is a fair presentation of such information. This information is qualified by reference to the historical consolidated financial statements of the Company incorporated by reference herein. See "Incorporation of Certain Information by Reference."

                                                                                                   THREE MONTHS
                                                                                                       ENDED
                                                       YEAR ENDED DECEMBER 31,                       MARCH 31,
                                         ----------------------------------------------------   -------------------
                                           1991       1992       1993       1994       1995       1995       1996
                                         --------   --------   --------   --------   --------   --------   --------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales..............................  $  820.3   $  926.0   $  985.4   $1,223.4   $1,329.1   $  327.8   $  348.9
Cost of sales..........................     660.4      755.2(a)    769.3     948.4    1,044.9      253.0      277.5
Depreciation...........................      62.0(b)     64.3(a)     57.9     60.9       68.0       17.2       18.4
Selling, general and administrative
  expenses.............................      77.7       69.6       83.5       92.1       97.8       26.4       30.8
Minority interest......................      (1.3)      (1.3)       0.1        1.4        2.0        0.4        0.7
Goodwill amortization..................       9.7        9.7        9.7        9.6        9.6        2.4        2.6
Equity in affiliate earnings and other
  income...............................      (9.9)      (6.9)     (10.6)     (10.6)     (18.6)      (4.2)      (4.1)
Interest expense and finance charges...      53.8(d)     44.8(d)     18.4     13.9       14.2        3.5        3.5
Provision for income taxes.............       3.7        2.7       24.3       43.3       37.0       11.5        7.2
                                          -------    -------    -------    -------    -------    -------    -------
Earnings (loss) before cumulative
  effect of accounting change..........     (35.8)     (12.1)      32.8       64.4       74.2       17.6       12.3
Cumulative effect of change in
  accounting(b)........................       4.8         --     (130.8)        --         --         --         --
                                          -------    -------    -------    -------    -------    -------    -------
Net earnings (loss)....................  $  (31.0)  $  (12.1)  $  (98.0)  $   64.4   $   74.2   $   17.6   $   12.3
                                          =======    =======    =======    =======    =======    =======    =======
Earnings (loss) per share before
  cumulative effect of accounting
  change(b)............................        --   $  (0.53)  $   1.41   $   2.75   $   3.15   $   0.75   $   0.52
Net earnings (loss) per share(c).......        --   $  (0.53)  $  (4.21)  $   2.75   $   3.15   $   0.75   $   0.52
Average shares outstanding
  (thousands)(c).......................        --     23,005     23,284     23,424     23,562     23,385     23,495
Cash dividend declared per share.......        --         --      0.125       0.45       0.60       0.15       0.15
OTHER OPERATING DATA
Research and development...............  $   26.9   $   26.8   $   25.2   $   33.8   $   36.7   $    8.4   $   11.7
Capital expenditures...................      53.9       47.7       65.5       98.8       92.5       15.1       11.6
Number of full-time employees
  (thousands)..........................       6.4        6.7        6.6        7.8        8.6        7.8        8.4
Sales per full-time employee
  (thousands)..........................  $  128.0   $  139.0   $  149.0   $  158.0   $  163.0   $  167.0   $  166.0
BALANCE SHEET DATA (AT END OF PERIOD)
Net property, plant and equipment......  $  463.5   $  412.9   $  418.3   $  462.3   $  523.0   $  462.3   $  513.0
Total assets...........................   1,080.0    1,074.2    1,159.4   $1,240.3   $1,335.2   $1,269.6   $1,361.4
Total debt.............................        --(d)       --(d)    159.6    107.3      134.7      135.1      134.6
BW-Security investment(e)..............     743.5      728.2         --         --         --         --         --
Stockholders' equity(e)................        --         --      459.1      534.9      600.0      554.0      604.3

- ---------------
(a) Cost of sales for 1992 included a $28.7 million charge for the write-off of excess capacity and depreciation included $7.3 million related to such capacity.
(b) Amounts reflect the adoption of Statement of Financial Accounting Standards ("SFAS") No. 109 in 1991 and SFAS No. 106 in 1993. In 1991, depreciation increased by $11.2 million because of an adjustment to fixed assets related to the adoption of SFAS No. 109.
(c) Earnings per share for 1992 and 1993 have been calculated assuming that the initial public offering of the Company's Common Stock completed in August 1993 (the "IPO") had been completed on January 1, 1992.
(d) Prior to the spin-off of the Company by BW-Security on January 27, 1993 (the "Spin-Off"), interest was allocated to the Company on the basis of the Company's relative operating investment compared to BW-Security's overall capital investment (debt plus equity). Prior to the Spin-Off, all debt was considered to be part of the BW-Security investment.
(e) Prior to the Spin-Off, the Company was wholly owned by BW-Security and its stockholders' equity is reported as BW-Security investment. After the Spin-Off, the Company's equity is reported as stockholders' equity.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data for the year ended December 31, 1995 and the three months ended March 31, 1996, and certain financial ratios derived therefrom, give effect to the Coltec Acquisition. The unaudited pro forma statement of earnings data give effect to the Coltec Acquisition as if it had occurred on January 1, 1995 with respect to the year ended December 31, 1995, and as if it had occurred on January 1, 1996 with respect to the three-month period ended March 31, 1996 and the unaudited pro forma balance sheet data give effect to the Coltec Acquisition as if it had occurred on March 31, 1996. The unaudited pro forma combined financial statements do not purport to be indicative of the results of operations or financial position of the Company that would have actually been obtained had the Coltec Acquisition been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The unaudited pro forma combined financial data should be read in conjunction with the separate historical consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus or incorporated by reference herein.

     For 1996, the Company expects that the sales contribution from the Coltec Divisions will be less than their 1995 sales because of the timing of certain new and expiring programs. The Company also expects that there will be a similar impact with respect to the earnings contribution from these operations in 1996 because of lower volume, a change in the product mix of the businesses, and price reductions partially offset by cost reductions and productivity gains. This trend is expected to continue through 1997, after which new programs are expected to positively impact sales and earnings trends. Reference is made to the separate historical financial statements of the Coltec Divisions incorporated by reference herein, which were filed with the Company's Report on Form 8-K dated June 17, 1996. See "Incorporation of Certain Information By Reference."

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                PRO FORMA ADJUSTMENTS
                                      HISTORICAL            -----------------------------
                            ------------------------------  DIVISION OF
                            COMPANY   COLTEC DIVISIONS(1)   EXPENSES(2)   ACQUISITION(3)   PRO FORMA
                            --------  --------------------  ------------  ---------------  ----------
                                                      (DOLLARS IN MILLIONS)
Net sales.................. $1,329.1         $255.1                 --              --      $1,584.2
Cost of sales.............. 1,044.9           183.6                 --              --       1,228.5
Depreciation...............    68.0             5.0                 --              --          73.0
Selling, general and
  administrative
  expenses.................    97.8            28.3               (5.3)(a)           --        120.8
Minority interest..........     2.0             0.0                                              2.0
Goodwill amortization......     9.6             0.2               (0.2)(b)          8.0(a)      17.6
Equity in affiliate
  earnings and other
  income...................   (18.6 )          (0.3)                --              --         (18.9)
                            -------         -------            -------         -------       -------
     Earnings before
       interest and finance
       charges and income
       taxes...............   125.4            38.3                5.5            (8.0)        161.2
Interest expense and
  finance charges..........    14.2             0.0                0.0            25.8(b)       40.0
     Earnings before income
       taxes...............   111.2            38.3                5.5           (33.8)        121.2
Provision for income
  taxes....................    37.0            13.5              (13.5)(c)          3.8(c)      40.8
                            -------         -------            -------         -------       -------
     Net earnings.......... $  74.2          $ 24.8           $   19.0          ($37.6)     $   80.4
                            =======         =======            =======         =======       =======
Earnings per share......... $  3.15              --                 --              --      $   3.41
                            =======                                                          =======
Average shares outstanding
  (thousands)..............  23,562              --                 --              --        23,562
                            =======                                                          =======

- ---------------
    (1) Coltec Divisions' combined historical income statement includes certain revenues and expenses not acquired in the Coltec Acquisition. Coltec Divisions reflects certain reclassifications to conform to the Company presentation. Depreciation and goodwill amortization are presented as separate captions.

    (2) Adjustments to reflect the retention of certain revenues and expenses of the Coltec Divisions by Coltec.

       (a) Adjustment to eliminate the 1995 overfunded pension plan benefit of ($0.6) million, and $5.9 million corporate office service charge from Coltec.

       (b) Adjustment to eliminate the 1995 goodwill amortization of $0.2 million.

       (c) Adjustment to eliminate the Coltec Divisions' income tax expense.

    (3) Adjustments to record the purchase of the Coltec Divisions.

       (a) Reflects the goodwill amortization relating to the Company's excess of the purchase price over the historical book value, assuming no allocation to tangible assets and liabilities. For pro forma purposes, a composite life of 30 years is assumed. Actual amortization may differ depending on the final allocation of the purchase price.

       (b) Reflects the interest expense that would have been incurred had the Coltec Acquisition and the anticipated borrowings to finance the Coltec Acquisition occurred at the beginning of fiscal year 1995. The interest rate was assumed to equal the Company's cost of borrowing five-year fixed rate funds under its revolving credit facility, at 9.0%.

       (c) Reflects the income tax impact of the Coltec Divisions' results of operations and the related pro forma adjustments. The tax rate reflects the United States statutory rate plus applicable state income tax rates.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                                                        PRO FORMA ADJUSTMENTS
                                              HISTORICAL             ----------------------------
                                     -----------------------------   DIVISION OF
                                     COMPANY   COLTEC DIVISIONS(1)   EXPENSES(2)   ACQUISITION(3)   PRO FORMA
                                     -------   -------------------   -----------   --------------   ---------
                                                              (DOLLARS IN MILLIONS)
                                     ------------------------------------------------------------------------
Net sales..........................  $348.9           $66.4                --              --        $ 415.3
Cost of sales......................   277.5            49.8                --              --          327.3
Depreciation.......................    18.4             1.4                --              --           19.8
Selling, general and administrative
  expenses.........................    30.8             6.8              (1.3)(a)          --           36.3
Minority interest..................     0.7             0.0                --              --            0.7
Goodwill amortization..............     2.6             0.0                --             2.0(a)         4.6
Equity in affiliate earnings and
  other income.....................    (4.1 )          (0.2)               --              --           (4.3)
                                     -------         ------             -----          ------       ---------
  Earnings before interest and
     finance charges and income
     taxes.........................    23.0             8.6               1.3            (2.0)          30.9
Interest expense and finance
  charges..........................     3.5             0.0                --             4.6(b)         8.1
                                     -------         ------             -----          ------       ---------
  Earnings before income taxes.....    19.5             8.6               1.3            (6.6)          22.8
Provision for income taxes.........     7.2             3.0              (3.0)(b)         1.3(c)         8.5
                                     -------         ------             -----          ------       ---------
  Net earnings.....................  $ 12.3           $ 5.6             $ 4.3          ($ 7.9)       $  14.3
                                     =======   ==============        =========     ==========       ========
Earnings per share.................  $ 0.52              --                --              --        $  0.61
                                     =======                                                        ========
Average shares outstanding
  (thousands)......................  23,495              --                --              --         23,495
                                     =======                                                        ========

- ---------------

    (1) Coltec Divisions' combined historical income statement includes certain revenues and expenses not acquired in the Coltec Acquisition. Coltec Divisions reflects certain reclassifications to conform to the Company presentation. Depreciation and goodwill amortization are presented as separate captions.

    (2) Adjustments to reflect the retention of certain revenues and expenses of the Coltec Divisions by Coltec.

       (a) Adjustment to eliminate the 1996 overfunded pension plan benefit of ($0.2) million and $1.5 million corporate office service charge from Coltec.

       (b) Adjustment to eliminate the Coltec Divisions' income tax expense.

    (3) Adjustments to record the purchase of the Coltec Divisions.

       (a) Reflects the goodwill amortization relating to the Company's excess of the purchase price over the historical book value, assuming no allocation to tangible assets and liabilities. For pro forma purposes, a composite life of 30 years is assumed. Actual amortization may differ depending on the final allocation of the purchase price.

       (b) Reflects the interest expense that would have been incurred had the Coltec Acquisition and the anticipated borrowings to finance the Coltec Acquisition occurred at the beginning of fiscal year 1996. The interest rate was assumed to equal the Company's cost of borrowing five-year fixed rate funds under its revolving credit facility, at 6.4%.

       (c) Reflects the income tax impact of the Coltec Divisions' results of operations and the related pro forma adjustments, assuming a 38% tax rate. The tax rate reflects the United States statutory rate plus applicable state income tax rates.

UNAUDITED PRO FORMA
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 1996

                                                              HISTORICAL                PRO FORMA ADJUSTMENTS
                                                       ------------------------    --------------------------------
                                                                      COLTEC       DIVISION OF
                                                       COMPANY     DIVISIONS(1)     ASSETS(2)       ACQUISITION(3)      PRO FORMA
                                                       --------    ------------    ------------     ---------------     ---------
                                                                                 (DOLLARS IN MILLIONS)
ASSETS
Cash................................................   $   10.5       $  1.1          $ (1.1)(2a)       $    --         $   10.5
Short-term securities...............................        5.9           --              --                 --              5.9
Receivables.........................................      112.0         23.9            (2.0)                --            133.9
Inventories.........................................      104.8         14.6             0.7(2a)--           --            120.1
Prepayments.........................................        9.0          0.8            (0.8)(2a)            --              9.0
                                                        -------        -----          ------             ------          -------
    Total current assets............................      242.2         40.4            (3.2)                --            279.4
Property, plant and equipment at cost...............      930.1         80.9              --              (54.7)(3a)       956.3
Less accumulated depreciation.......................      417.1         54.7              --              (54.7)(3a)       417.1
                                                        -------        -----          ------             ------          -------
    Net property, plant and equipment...............      513.0         26.2              --                 --            539.2
Investments and advances............................      139.3           --              --                 --            139.3
Goodwill............................................      312.0          3.8            (3.8)(2c)         238.4(3b)        550.4
Deferred income tax asset...........................       40.7           --              --                 --             40.7
Other noncurrent assets.............................      114.2          2.3            (2.3)(2d)            --            114.2
                                                        -------        -----          ------             ------          -------
    Total other assets..............................      606.2          6.1            (6.1)             238.4            844.6
                                                        -------        -----          ------             ------          -------
                                                       $1,361.4       $ 72.7          $ (9.3)           $ 238.4         $1,663.2
                                                        =======        =====          ======             ======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable.......................................   $   44.8       $--             $--               $--             $   44.8
Accounts payable and accrued expenses...............      208.1         36.5           (23.7)(2b)           1.2(3b)        222.1
Income taxes payable................................       27.2       --              --                --                  27.2
                                                        -------        -----          ------             ------          -------
                                                          280.1         36.5           (23.7)               1.2            294.1
Long-term debt......................................       89.8       --              --                  287.8(3c)        377.6
Long-term liabilities:
  Retirement-related liabilities....................      336.7       --              --                --                 336.7
  Other.............................................       50.5          2.8            (2.8)           --                  50.5
                                                        -------        -----          ------             ------          -------
    Total long-term liabilities.....................      387.2          2.8            (2.8)           --                 387.2
Capital stock.......................................        0.2       --              --                --                   0.2
Other stockholders' equity..........................      604.1         33.4            17.2              (50.6)(3d)       604.1
                                                        -------        -----          ------             ------          -------
    Total stockholders' equity......................      604.3         33.4            17.2              (50.6)           604.3
                                                        -------        -----          ------             ------          -------
                                                       $1,361.4       $ 72.7          $ (9.3)           $ 238.4         $1,663.2
                                                        =======        =====          ======             ======          =======

- ---------------

(1) Consists of historical balance sheet of the Coltec Divisions, including certain assets and liabilities not acquired by the Company in the Coltec Acquisition.

(2) Adjustments to reflect the retention of certain assets and liabilities of the Coltec Divisions by Coltec.

    (a) Reflects the elimination of a cash balance, the LIFO reserve and certain prepaid assets retained by Coltec.

    (b) Reflects the elimination of certain liabilities retained by Coltec, including $5.1 million of accrued expenses, $7.2 million of trade and other accounts payable and $11.4 million of liabilities to other Coltec units.

    (c) Reflects the elimination of Coltec historical goodwill.

    (d) Reflects the elimination of pension asset retained by Coltec.

(3) Adjustment to record the purchase of the Coltec Divisions.

    (a) Reflects the elimination of accumulated depreciation of the Coltec Divisions as required by the purchase method of accounting.

    (b) The Coltec Acquisition is accounted for under the purchase method of accounting and, accordingly, an allocation of purchase cost to the Company's assets and liabilities is made to reflect fair values.

            Amount paid to Coltec.............................................................   $283.0
            Adjustments to purchase price to reflect expenses incurred and adjustments
              required pursuant to the purchase agreement.....................................      4.8
                                                                                                  -----
            Total purchase cost...............................................................   $287.8
            Net book value of assets acquired.................................................     50.6
                                                                                                  -----
            Pro forma unallocated excess of purchase cost over net assets acquired............   $237.2
            Allocation for assumption of certain liabilities..................................      1.2
                                                                                                  -----
            Pro forma goodwill................................................................   $238.4
                                                                                                  =====

    (c) Reflects the bank financing required as if the Coltec Acquisition had occurred on March 31, 1996. The total purchase price was $287.8 million which included $283 million paid to Coltec and $4.8 million in other acquisition costs.

    (d) Reflects the elimination of the equity accounts of the Coltec Divisions.

                                  RISK FACTORS

     The following factors, as well as the information contained elsewhere in this Prospectus, should be carefully considered by prospective investors before any decision is made to invest in the Shares.

AUTOMOTIVE INDUSTRY CYCLICALITY AND CONDITIONS

     The Company's principal operations are directly related to domestic and foreign automotive production. Automotive sales and production are cyclical and dependent upon general economic conditions and other factors. As compared to 1995, the Company expects automotive production in 1996 to be flat or to decline slightly in North America and Europe, and to improve slightly in Asia. Any significant reduction in automotive production would have an adverse effect on the level of the Company's sales to OEMs and the Company's financial position and operating results.

     Each of the Company's primary North American customers, Ford, GM and Chrysler, have major contracts with the United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW") which will expire and are subject to renegotiation during 1996. Because of the OEMs' dependence on a single union, labor difficulties and work stoppages at OEMs' facilities have an impact on the Company. For example, a 17-day March 1996 work stoppage in two Dayton, Ohio, GM plants resulted in the concomitant shutdown of the Company's production lines dedicated to the manufacture of products for GM vehicles. Although the Company took steps to minimize the consequences of the work stoppage, the Company lost $8.5 million in revenue as a result of the 17-day strike.

     Many of the Company's products are currently used exclusively in sport utility vehicles and light trucks, the most rapidly growing segment in the overall automotive market. Any significant reduction in production in this market segment would have an adverse effect on the level of the Company's sales to OEMs and the Company's financial position and operating results.

COMPETITION

     The Company competes worldwide with a number of other manufacturers and distributors which produce and sell similar products. Price, quality and technological innovation are the primary elements of competition. The Company's competitors include vertically integrated units of the Company's major OEM customers, as well as a large number of independent domestic and international suppliers. A number of these companies are larger and have greater resources than the Company. There can be no assurance that the Company's business will not be adversely affected by increased competition in the markets in which it operates.

     The competitive environment has also changed dramatically over the past few years as the Company's traditional United States OEM customers, faced with intense international competition, have expanded their worldwide sourcing of components. As a result, the Company has experienced competition from suppliers in other parts of the world which enjoy economic advantages such as lower labor costs, lower health care costs, and, in some cases, export subsidies and/or raw materials subsidies.

     There is also substantial and continuing pressure from the OEMs to reduce costs, including costs associated with outside suppliers such as the Company. Although OEMs have indicated that they will continue to rely on outside suppliers, a number of the Company's major OEM customers manufacture products for their own use that compete with the Company's products and that these OEMs could elect to manufacture for their own use in place of the products now supplied by the Company. The Company believes that its ability to develop proprietary new products and to control its own costs will allow it to remain competitive. However, there can be no assurance that the Company will be able to improve or maintain its gross margins on product sales to OEMs or that the recent trend by OEMs towards increased outsourcing will continue.

     Annual price reductions to OEM customers appear to have become a permanent feature of the Company's business environment. Price reductions granted in 1995 totalled approximately $8 million. To maintain its profit margins, the Company, among other things, seeks price reductions from its own suppliers, adopts improved production processes to increase manufacturing efficiency, updates product designs to reduce costs and develops new products whose benefits support increased pricing. The Company's ability to pass through increased raw material costs to its OEM customers is also limited, with cost recovery less than 100% and often on a delayed basis. There can be no assurance that the Company will be able to reduce costs in an amount equal to the annual price reductions and the increase in raw material costs.

RELIANCE ON MAJOR CUSTOMERS

     The Company's worldwide sales in 1995 to Ford and GM constituted approximately 41% and 25%, respectively, of its 1995 consolidated sales. The corresponding percentages for 1994 were 39% and 27%. No other customer accounted for more than 10% of the Company's consolidated sales in either 1995 or 1994. After giving effect to the Coltec Acquisition, sales to Ford and GM would have been approximately 40% and 26%, respectively, of 1995 consolidated sales. Sales to Chrysler constituted approximately 9% of total consolidated sales in 1995, and pro forma for the Coltec Acquisition, sales to Chrysler would have constituted approximately 13% of 1995 consolidated sales. The Company's 1995 consolidated sales do not include the approximately $394 million of sales made by the Company's unconsolidated joint ventures. If sales from unconsolidated joint ventures were included in 1995 consolidated sales, worldwide sales to Toyota Motor Corporation and its affiliates ("Toyota") would be approximately 10% of such sales. See "Business -- Customers."

     Although the Company has had long-standing relationships with each of Ford, GM, Chrysler and Toyota and sells a wide variety of products to various divisions of each company globally, if the Company lost any significant portion of its sales to any of these customers, it would have a material adverse effect on the financial condition and results of operations of the Company.

LABOR RELATIONS


     Approximately 50% of the Company's domestic hourly employees are unionized. The Company's two most significant domestic collective bargaining agreements expire in March 1998 for its Muncie, Indiana plant (transfer case and manual transmissions businesses), and in October 1998 for its Ithaca, New York plant (Morse TEC group). While the Company believes that its relations with its employees are good, a prolonged dispute could have a material adverse effect on the Company. See "-- Automotive Industry Cyclicality and Conditions" and "Business -- Employees."


UNFUNDED PENSION OBLIGATIONS

     The Company has a substantial unfunded pension obligation. On December 31, 1995, the present values of the Company's projected benefit obligations and accumulated benefit obligations with respect to underfunded plans were $221.5 million and $217.7 million, respectively. The fair value of the Company's pension plan assets with respect to such plans as of December 31, 1995 was $135.7 million. The resulting unfunded portion of $85.8 million at December 31, 1995 compared with an unfunded portion of $77.5 million at December 31, 1994 (based on the Company's projected benefit obligations on the respective dates). This increase was due in part to a change in the discount rate from 8.5% in 1994 to 7.25% in 1995. Had the discount rate remained 8.5%, the unfunded portion as of December 31, 1995 would have been $20.8 million lower, or $65.0 million. Of the 1995 unfunded portion, approximately $29.4 million relates to pension obligations for the Company's German subsidiary, which does not require funding. The Company's long-term objective is to fund its entire pension obligation with funds that are generated from operations, although there can be no assurance that this will occur.

     In connection with the Spin-Off, the Company and BW-Security entered into an agreement with the Pension Benefit Guaranty Corporation (the "PBGC") resolving certain issues with respect to the Company's pension obligations. Pursuant to such agreement, the Company paid $17.5 million in 1993 to a specified underfunded plan of the Company and agreed to pay to such plan, in each year from 1993 through 2002, $1 million in excess of amounts that the Company would otherwise be required to contribute under statutory or contractual obligations. BW-Security also agreed to become the sponsor of two plans covering certain employees of certain discontinued automotive operations, and the Company will have no further liability for such plans. In addition, the Company agreed to file certain reports and financial statements with the PBGC and to give the PBGC advance notice of certain significant asset sales.

SALE OF MANUAL TRANSMISSION BUSINESS

     The Company has announced its intention to sell its North American manual transmission business, which is based in the Company's Muncie, Indiana plant. See "-- Labor Relations." Although profitable in 1994, this business lost money on an operating basis in 1995 and during the first quarter of 1996 due to a decline in volume. While the sale process is continuing, the Company expects to continue to report operating losses for such business until it is sold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Financial Condition Matters -- North American Manual Transmission Business."

ENVIRONMENTAL REGULATION AND PROCEEDINGS

     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operation of automotive parts manufacturing plants entails risks in these areas, and there can be no assurance that the Company will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

     The Company believes that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on its future financial position or results of operations, although no assurance can be given. Capital expenditures and expenses in 1995 attributable to compliance with such regulations and legislation were not material.

     The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at 28 hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws, and, as such, may be liable for the cost of clean-up and other remedial activities at these sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. See "Business -- Environmental Regulations and Proceedings."

     Based on information available to the Company which, in most cases, includes an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; estimated legal fees; and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities with a balance of approximately $11 million at March 31, 1996. The Company expects this amount to be expended over the next three to five years.


     In connection with the Spin-Off, the Company and BW-Security entered into a Distribution and Indemnity Agreement which provided for, among other matters, certain cross-indemnities designed principally to place financial responsibility for the liabilities of businesses conducted by BW-Security and its subsidiaries with BW-Security and financial responsibility for liabilities of the Company or related to its automotive businesses with the Company. The Company has been advised that BW-Security believes that the Company is responsible for certain liabilities relating to environmental matters retained by BW-Security at the time of the Spin-Off. BW-Security has requested indemnification from the Company for past costs of approximately $1.6 million and for future costs related to these environmental matters. At the time of the Spin-Off, BW-Security maintained a letter of credit for approximately $9 million with respect to the principal portion of such environmental matters. Although there can be no assurance, based upon information currently available to the Company, the Company does not believe that it is required to indemnify BW-Security under the Distribution and Indemnity Agreement with respect to such liabilities. In addition, the Company does not currently have information sufficient to determine what its liability would be if it is ultimately determined that it is required to indemnify BW-Security with respect to such liabilities.

     The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Financial Condition Matters -- Environmental."

PRINCIPAL STOCKHOLDER

     Upon completion of the Offerings, certain affiliates of Merrill Lynch Capital Partners, Inc. ("MLCP") will control approximately 19.50% of the voting power of the Company and it is estimated that the executive officers and directors of the Company (without regard to shares held by affiliates of MLCP) will control in the aggregate approximately 1.08% of the voting power of the Company. See "Principal and Selling Stockholders." As a result of such stock ownership, if the MLCP affiliates and the executive officers and directors of the Company were to vote together, they may be able to influence significantly the election of the Board of Directors of the Company and votes on all other matters submitted to the Company's stockholders for approval. In addition, three of the members of the Company's Board of Directors are associated with MLCP.

     In the event that the ownership of the Common Stock becomes more widely dispersed in the future as a result of additional sales by existing stockholders or further issuances by the Company, certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") and Delaware law may make the acquisition of control of the Company in a transaction not approved by the Company's Board of Directors more difficult or expensive. For example, the Delaware takeover statute limiting transactions with "interested stockholders" applies to the Company and the Company's Certificate of Incorporation and Bylaws provide for a classified Board of Directors, limitations on the removal of directors, limitations on stockholder action and advance notification procedures. See "Description of Capital Stock -- The Delaware General Corporation Law" and "-- Certificate of Incorporation; Bylaws." These provisions could discourage an acquisition attempt or other transactions in which stockholders might receive a premium over the then current market price for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     The Merrill Lynch entities, which include the entities named in Note 1 of the table in "Principal and Selling Stockholders" (the "ML Entities"), certain institutional investors and certain management investors have rights entitling them, under specified circumstances, to cause the Company to register for sale all or part of their shares of Common Stock and to include such shares in any registered public offerings of Common Stock by the Company. The Company is effecting the Offerings pursuant to the exercise by the ML Entities of their demand registration rights under the Registration Rights Agreement (as defined herein). See "Description of Capital Stock -- Registration Rights Agreement." No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market price of the shares of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

     In addition, certain of the ML Entities that are limited partnerships are expected to distribute an aggregate of between 230,338 and 249,414 shares of Common Stock owned by them to their partners that have elected not to receive their pro rata share of the proceeds of the sale of Common Stock by such partnerships (the "Merrill Lynch Distribution"). The exact number of shares distributed will depend upon the Price to Public in the Offerings. As a condition to receiving shares of Common Stock in the Merrill Lynch

Distribution, such partners have agreed to be bound by the same lock-up provision as each of the holders of at least 1% of the outstanding shares of the Common Stock who is a party to the Registration Rights Agreement for a period of 180 days after the effective date of the Registration Statement. The Merrill Lynch Distribution is expected to occur as soon as practicable after 180 days from the effective date of the Registration Statement, or on such earlier date consented to by the Representatives (as defined herein). In addition, each of the Company and the executive officers and directors of the Company will agree, for a period of 180 days after the effective date of the Registration Statement, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock, without the prior written consent of the Representatives.

                                USE OF PROCEEDS

     The Selling Stockholders will receive all of the proceeds from the Offerings and the Company will receive no proceeds. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the NYSE under the symbol "BWA." The following table sets forth on a per share basis, for the period indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape and dividends paid.


                                                      HIGH           LOW         DIVIDEND
                                                     -------       -------       --------
        1994
        First Quarter..............................  $34.000       $26.375        $ 0.125
        Second Quarter.............................  $31.625       $22.625        $ 0.15
        Third Quarter..............................  $29.125       $22.625        $ 0.15
        Fourth Quarter.............................  $25.500       $21.625        $ 0.15
        1995
        First Quarter..............................  $26.125       $22.375        $ 0.15
        Second Quarter.............................  $29.375       $23.500        $ 0.15
        Third Quarter..............................  $33.875       $28.500        $ 0.15
        Fourth Quarter.............................  $32.250       $27.625        $ 0.15
        1996
        First Quarter..............................  $33.625       $28.625        $ 0.15
        Second Quarter.............................  $43.000       $33.625        $ 0.15
        Third Quarter (through July 22)............  $40.375       $36.125            --


     On July 2, 1996, the closing price of the Common Stock on the NYSE Composite Tape was $39.875 per share. Prospective investors should obtain a current quote on the shares of Common Stock. As of June 30, 1996, there were approximately 152 holders of record of Common Stock.

                                DIVIDEND POLICY

     A dividend of $0.15 per share was paid on May 15, 1996 to stockholders of record as of May 1, 1996. While the Company currently expects that comparable cash dividends will continue to be paid in the future, the dividend policy is subject to review and change at the discretion of the Board of Directors of the Company.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1996, and as adjusted to give effect to the Coltec Acquisition. This table should be read in conjunction with "Selected Historical Financial Data" and "Summary -- Pro Forma Financial Data" and the historical Consolidated Financial Statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Annual Report") and Form 10-Q for the quarter ended March 31, 1996, which are incorporated by reference herein.

                                                                         HISTORICAL     AS ADJUSTED
                                                                         ----------     -----------
Short-term debt:
  Bank borrowings......................................................      31.1            31.1
  Bank term loans......................................................      13.6            13.6
  Capital lease liability..............................................       0.1             0.1
                                                                         ----------     -----------
          Total short-term debt........................................    $ 44.8         $  44.8
                                                                          =======       =========
Long-term debt:
  Bank borrowings......................................................    $ 12.9         $  12.9
  Bank term loans......................................................      70.3            70.3
  Revolving credit facility............................................        --           287.8
  Other long-term debt.................................................       6.6             6.6
                                                                         ----------     -----------
          Total long-term debt.........................................    $ 89.8         $ 377.6
                                                                          =======       =========
Stockholders' equity:
  Common stock.........................................................    $  0.2         $   0.2
  Other stockholders' equity...........................................     604.1           604.1
                                                                         ----------     -----------
          Total stockholders' equity...................................    $604.3         $ 604.3
                                                                          =======       =========

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected historical financial information for the Company for 1991 through March 31, 1996. The information for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 is derived from the audited financial statements of the Company. The information for the three-month periods ended March 31, 1996 and 1995 is not audited, but in the opinion of the Company is a fair presentation of such information. This information is qualified by reference to the historical consolidated financial statements of the Company incorporated by reference herein. See "Incorporation of Certain Information by Reference." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                   THREE MONTHS
                                                                                                       ENDED
                                                YEAR ENDED DECEMBER 31,                              MARCH 31,
                                     ---------------------------------------------              -------------------
                                       1991         1992         1993       1994       1995       1995       1996
                                     --------     --------     --------   --------   --------   --------   --------
                                                      (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales..........................  $  820.3     $  926.0     $  985.4   $1,223.4   $1,329.1   $  327.8   $  348.9
Cost of sales......................     660.4        755.2(a)     769.3      948.4    1,044.9      253.0      277.5
Depreciation.......................      62.0(b)      64.3(a)      57.9       60.9       68.0       17.2       18.4
Selling, general and administrative
  expenses.........................      77.7         69.6         83.5       92.1       97.8       26.4       30.8
Minority interest..................      (1.3)        (1.3)         0.1        1.4        2.0        0.4        0.7
Goodwill amortization..............       9.7          9.7          9.7        9.6        9.6        2.4        2.6
Equity in affiliate earnings and
  other income.....................      (9.9)        (6.9)       (10.6)     (10.6)     (18.6)      (4.2)      (4.1)
Interest expense and finance
  charges..........................      53.8(d)      44.8(d)      18.4       13.9       14.2        3.5        3.5
Provision for income taxes.........       3.7          2.7         24.3       43.3       37.0       11.5        7.2
                                     --------     --------     --------   --------   --------   --------   --------
Earnings (loss) before cumulative
  effect of accounting change......     (35.8)       (12.1)        32.8       64.4       74.2       17.6       12.3
Cumulative effect of change in
  accounting(b)....................       4.8           --       (130.8)        --         --         --         --
                                     --------     --------     --------   --------   --------   --------   --------
Net earnings (loss)................  $  (31.0)    $  (12.1)    $  (98.0)  $   64.4   $   74.2   $   17.6   $   12.3
                                     ========     ========     ========   ========   ========   ========   ========
Earnings (loss) per share before
  cumulative effect of accounting
  change(c)........................        --     $  (0.53)    $   1.41   $   2.75   $   3.15   $   0.75   $   0.52
Net earnings (loss)
  per share(c).....................        --     $  (0.53)    $  (4.21)  $   2.75   $   3.15   $   0.75   $   0.52
Average shares outstanding
  (thousands)(c)...................        --       23,005       23,284     23,424     23,562   23,385..     23,495
Cash dividend declared
  per share........................        --           --        0.125       0.45       0.60       0.15       0.15
OTHER OPERATING DATA
Research and development...........  $   26.9     $   26.8     $   25.2   $   33.8   $   36.7   $    8.4   $   11.7
Capital expenditures...............      53.9         47.7         65.5       98.8       92.5       15.1       11.6
Number of full-time employees
    (thousands)....................       6.4          6.7          6.6        7.8        8.6        7.8        8.4
Sales per full-time employee
  (thousands)......................  $  128.0     $  139.0     $  149.0   $  158.0   $  163.0   $  167.0   $  166.0
BALANCE SHEET DATA (at end of
  period)
Net property, plant and
  equipment........................  $  463.5     $  412.9     $  418.3   $  462.3   $  523.0   $  462.3      513.0
Total assets.......................   1,080.0      1,074.2      1,159.4   $1,240.3   $1,335.2   $1,269.6   $1,361.4
Total debt.........................        --(d)        --(d)     159.6      107.3      134.7      135.1      134.6
BW-Security investment(e)..........     743.5        728.2           --         --         --         --         --
Stockholders' equity(e)............        --           --        459.1      534.9      600.0      554.0      604.3

- ---------------
(a) Cost of sales for 1992 included a $28.7 million charge for the write-off of excess capacity and depreciation included $7.3 million related to such capacity.
(b) Amounts reflect the adoption of SFAS No. 109 in 1991 and SFAS No. 106 in 1993. In 1991, depreciation increased by $11.2 million because of an adjustment to fixed assets related to the adoption of SFAS No. 109.
(c) Earnings per share for 1992 and 1993 have been calculated assuming that the IPO had been completed on January 1, 1992.
(d) Prior to the Spin-Off, interest was allocated to the Company on the basis of the Company's relative operating investment compared to BW-Security's overall capital investment (debt plus equity). Prior to the Spin-Off, all debt was considered to be part of the BW-Security investment.
(e) Prior to the Spin-Off, the Company was wholly owned by BW-Security and its stockholders' equity is reported as BW-Security investment. After the Spin-Off, the Company's equity is reported as stockholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company became independent on January 27, 1993, when its Common Stock was distributed to the stockholders of its then parent, BW-Security, as a dividend in the Spin-Off. The initial capital structure was established with $480 million of equity and $251 million of debt. In August 1993, the Company completed the IPO of 3.66 million shares of Common Stock, yielding net proceeds of $83.2 million.

     The Company is a technology-driven supplier of highly engineered components and systems, primarily for automotive powertrain applications. The Company, which operates 36 manufacturing facilities in 12 countries serving the North American, European and Asian automotive markets, is an original equipment supplier to every major automaker in the world. Its products fall into four operating groups: Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems.

     Except for the information under "-- Pro Forma Capital Resources and Liquidity of the Company," this discussion does not give effect to the Coltec Acquisition. "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the historical Consolidated Financial Statements of the Company included in the Annual Report and the Company's Form 10-Q for the quarter ended March 31, 1996. See "Incorporation of Certain Information by Reference." Also see "Selected Historical Financial Data" for additional information.

RESULTS OF OPERATIONS

     The following table details the Company's results of operations as a percentage of sales:

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                  YEAR ENDED DECEMBER 31,            MARCH 31,
                                                 -------------------------       -----------------
                                                 1993      1994      1995        1995        1996
                                                 -----     -----     -----       -----       -----
Net sales......................................  100.0%    100.0%    100.0%      100.0%      100.0%
Cost of sales..................................   78.1      77.5      78.6        77.2        79.5
Depreciation...................................    5.8       5.0       5.1         5.2         5.3
Selling, general and administrative expenses...    8.5       7.5       7.4         8.1         8.8
Goodwill amortization..........................    1.0       0.8       0.7         0.7         0.7
Minority interest, affiliate earnings and other
  income, net..................................   (1.1)     (0.8)     (1.2)       (1.1)       (0.9)

     Historically, the Company's sales have been seasonal in nature, with the fourth quarter of each year generally having higher sales. This trend has been less prevalent in recent years. The fourth quarter has traditionally been the quarter for new model introduction by the automotive industry, but this trend is diminishing as the auto industry becomes more global and competitive pressure for continual model updates intensifies.

  First Quarter 1996 Compared with First Quarter 1995

     Sales for the quarter ended March 31, 1996 were up 6% from the same period in the prior year. The increase in sales is attributable to the purchase of the Precision Forged Products Division ("PFPD") of Federal-Mogul Corporation at the end of April 1995 and the SUM business at the end of 1995. PFPD contributed $17 million in sales while SUM contributed $4 million. Excluding PFPD and SUM, sales were relatively unchanged from the prior year. The Company has realized revenue growth because of the presence of its products on vehicles, such as light trucks, sales of which are growing at a rate in excess of the overall market. Revenue growth in most areas has been offset by $8.5 million in revenues lost due to the GM strike in March and a $16.3 million decrease in sales versus 1995 in the manual transmission business due to the loss of the GM S-Truck business in the summer of 1995. The Company's manual transmission business had sales of $28.4 million for the quarter ended March 31, 1996 and $44.7 million for the quarter ended March 31, 1995.

     In the first quarter of 1996 the Automatic Transmission Systems and Air/Fluid Systems groups both reported increases in sales while the Powertrain Systems and Morse TEC groups reported slightly lower sales results. Powertrain Systems reported a decrease of 1% or $1.4 million due to the loss of the GM S-Truck manual transmission business as well as a decline in sales of sporty cars which utilize manual transmissions. This decline was offset by volume increases in its domestic transfer case applications, particularly in the light truck area. A decrease in sales of 6% or $4.4 million at Morse TEC was primarily due to the GM strike in March. Increased sales of 21% at the Automatic Transmission Systems group (4% excluding the PFPD acquisition) were related to volume increases by the Company's OEM customers as well as increased content in certain automatic transmissions tempered by the GM strike. Sales at Air/Fluid Systems have also shown improvement, 21% over the comparable 1995 period, due to volume increases of various solenoids and valves particularly in Chrysler applications as well as $4 million related to the acquired SUM business.

     The lost GM manual transmission business and the GM strike contributed to the relatively flat sales volume, net of acquisitions. Adjusted for the GM strike, the effect of the manual transmission business decline and the impact of acquisitions, sales increased 7.8% against a North American market which was off by 13%, a European market which was stagnant and a Japanese market which declined slightly. However, the timing of the GM strike and the fixed cost structure of the manual transmission business translated into a gross profit decrease of $3.4 million to $71.4 million in 1996.

     The Company's income taxes are based upon estimated annual tax rates for the year. In the first quarter of 1996, the Company realized certain tax credits related to its foreign operations. These realized credits resulted in the effective income tax rate for the first quarter of 1996 being lower than the standard federal and state rates. The effective income tax rate for the first quarter of 1995 exceeded the United States statutory rate due to state income taxes as well as higher foreign rates which exceeded those in the United States.

     The Company has increased its spending on research and development ("R&D") by $3.3 million to $11.7 million for the three months ended March 31, 1996 in order to maintain and expand its technological expertise in both product and process. Although R&D spending increased in the first quarter of 1996, the Company expects 1996 R&D spending to be approximately 3% of sales, which is consistent with prior years.

     Although down from the prior year, the NSK-Warner joint venture continued to report strong earnings in the current period. For the Company's three months ended March 31, 1996 and 1995, the Company's portion of NSK-Warner's earnings were $3.7 million and $4.0 million, respectively. The earnings decline resulted from a small decrease in sales volume and a weakening of the yen.

     The effects on net income of the GM strike and the loss of the manual transmission business were partially offset by tax credits resulting in the Company's reported earnings in the first quarter of 1996 of $12.3 million, $5.3 million lower than the first quarter of 1995.

  1995 Compared with 1994

     Overall, North American automotive production was down 3% in 1995 versus 1994, while Japanese automotive production was down about 3%, Korean automotive production was up 12% and European automotive production was flat. Against this backdrop, the Company was able to register gains in sales of 9% and earnings of 15%. The gains were the result of the Company's participation in one of the most rapidly growing segments in the overall automotive marketplace -- sport utility vehicles and light trucks -- and the Company's ability to increase the value of components supplied per vehicle through ongoing aggressive marketing and engineering programs. The Company's acquisition of PFPD in 1995 accounted for approximately 40% of the sales gain, or $52 million. After adjusting for the acquisition and the 1994 disposition of a marine and industrial business, sales increased 7%.

     The following table shows net sales by product grouping:

                                                                                     THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,            ENDED MARCH 31,
                                            ----------------------------------     -----------------
                                              1993         1994         1995        1995       1996
                                            --------     --------     --------     ------     ------
                                                                                     (MILLIONS OF
                                                  (MILLIONS OF DOLLARS)                DOLLARS)
Powertrain Systems........................  $  418.4     $  529.9     $  544.8     $140.4     $139.0
Automatic Transmission Systems............     307.6        378.5        454.4       98.6      119.3
Morse TEC.................................     202.3        239.9        257.6       70.4       66.0
Air/Fluid Systems.........................      83.7         97.3        107.6       28.0       33.8
                                              ------       ------       ------     ------     ------
                                             1,012.0      1,245.6      1,364.4      337.4      358.1
Interbusiness eliminations................     (26.6)       (22.2)       (35.3)      (9.6)      (9.2)
                                              ------       ------       ------     ------     ------
Total.....................................  $  985.4     $1,223.4     $1,329.1     $327.8     $348.9
                                              ======       ======       ======     ======     ======

     Powertrain Systems' sales grew by 3% in 1995 (8% excluding a 1994 disposition). In the 4WD transfer case business, the TODTM transfer case for the Ford Explorer yielded higher volume due to Ford's increased capacity for this sport utility vehicle. Increased features over the transfer case model it replaced also improved the Company's revenue per unit. Volume increases in large transfer cases for full-size pickup truck applications were, in part, offset by the discontinuance of the automatic locking hub business, due to technological changes. In 1995, the Company sold 452,000 small transfer cases and 395,000 large transfer cases compared with 398,000 and 343,000, respectively, in 1994. Revenue from manual transmissions declined by $29 million to $148 million in 1995 because of the loss of the GM S-Truck business combined with declines in volume for the principal remaining North American applications
- -- high-performance five-speed and six-speed sporty cars such as the Ford Mustang, Chevrolet Camaro, Pontiac Firebird and Dodge Viper. See "-- Other Financial Condition Matters -- North American Manual Transmission Business" for a discussion of the Company's decision to seek a buyer for the North American manual transmission business.

     The Automatic Transmission Systems group realized a $75.9 million increase in sales over 1994, up 20%. Of the increase, $52 million resulted from the acquisition of the PFPD business in April 1995. The remainder of the increase (6% over 1994) resulted from volume gains in North America, Germany and Korea, which were offset by approximately $2.3 million in price reductions to customers. In Korea, the volume increase was market driven. In North America and Europe, the volume gains were the result of the Company's increased content per vehicle. This group sells to the widest array of OEMs and is most susceptible to trends in the marketplace. In 1995, it benefited from the move to four- and five-speed automatic transmissions from three-speed models, which increases the Company's componentry even if market volumes are flat. During 1995, the Company saw the first of what it believes will be an increasing number of five-speed transmission models, again affording the opportunity to improve volume without being dependent upon overall market growth. The acquisition of the PFPD business should also lead to opportunities to bundle components into a system, thereby increasing the Company's content per vehicle. PFPD also offers a promising product line in engine connecting rods, a new area for the Company.

     The Morse TEC group continued its sales growth in 1995 with a 7% gain. Two percentage points of the gain resulted from favorable exchange rates for the yen. The remainder is the result of increased volume and improved product mix. The group realized a full year of sales of the MORSE GEMINITM Transmission Chain System, which it began providing for the Chrysler LH series in mid-1994. However, monthly volumes for the Chrysler LH fell in 1995 versus 1994. In 1995, the group was selected to provide the MORSE GEMINITM system for all of GM's FWD automatic transmission applications beginning in 1997. The transmission chain business benefited from increased sales of sport utility vehicles, which use the Morse HY-VO(R) chain. Engine timing systems sales also grew as Ford expanded its modular engine program to the Taurus/Sable as well as the new F-Series pickup truck, which was introduced in the beginning of 1996. The modular engine series uses a Morse engine timing system, consisting of chains, sprockets, tensioners and snubbers. Previously the Company provided only a single chain. The modular engine series at Ford now consists of 2.5 liter and 3.0 liter V-6s and 4.6 liter and 5.2 liter V-8s.

     Air/Fluid Systems realized an 11% sales increase in 1995. The group received a full year of benefit of providing 100% of certain Chrysler transmission solenoid requirements for its front-wheel drive vehicles. The group also increased its volume of Ford EGR valves (required for emission regulations) and began providing the clutch coil incorporated in the Company's TODTM transfer case. With the recent acquisitions of SUM and the Coltec Divisions, the Air/Fluid Systems business is expected to contribute a greater portion of consolidated revenues in 1996 and beyond.

     Because of the nature of the OEM marketplace, the Company's sales tend to be concentrated among a small number of large customers. In 1995, the Company's top ten customers constituted about 86% of total consolidated sales compared with 83% in 1994. Ford, the Company's largest customer, accounted for 41% of sales in 1995 and 39% of sales in 1994. GM accounted for 25% of 1995 sales and 27% of 1994 sales. Chrysler accounted for 9% of total consolidated sales in 1995. These sales represent a variety of different products to a number of OEM divisions worldwide.

     Gross margin in 1995 slipped to 21.4% versus 22.5% in 1994. Four factors were responsible for the decline. First, the decline in volume in the manual transmission business had a material impact on margins. Excluding the manual transmission business, gross margin would have been 23.5% in 1995 versus 24.5% in 1994. Next, raw material prices increased at a faster rate than the Company's ability to pass through such increases. For example, aluminum went from $0.63 per pound at the beginning of 1994 to $0.97 at the beginning of 1995 to $0.77 at the end of 1995. Aluminum is a key component of the Company's transfer cases and cases for solenoids. The Company's contracts with OEMs have economic pass-through clauses, but these do not provide for 100% recovery, and in many cases, recovery takes place on a delayed basis. The Company has sought to minimize its exposure to material cost fluctuations through pass-through clauses, and through the use of alternative materials where feasible. The third factor affecting the margin comparison is price reductions to customers where the Company has not been able to achieve offsetting cost reductions. The timing required to implement and get approval for cost reduction proposals is partially responsible for this factor. The final significant factor in the margin comparison is that the acquired PFPD business has a relatively lower margin than the Company as a whole.

     Annual price reductions to customers appear to have become a permanent feature of the Company's business environment. Price reductions granted in 1995 totaled approximately $8.0 million. Contractual price reductions can in some cases be offset by economic pass-through of material costs and credit for other product features or savings realized by the customer. To maintain margins, the Company has a three-part strategy. The first is to reduce costs by continual improvement in the Company's production processes and by price reductions from suppliers. The next is to update product designs to reduce cost and/or improve productivity by the OEM customer in the final application. Finally, the Company makes an ongoing effort to develop new products whose benefits support the pricing.

     The increase in sales, offset by the margin decline, translated into EBIT of $125.4 million, a $3.8 million, or 3%, increase over 1994. Other trends affecting EBIT include higher depreciation from increased capital spending in recent years. Depreciation increased $7.1 million, or 12%, in 1995. Selling, general and administrative expenses increased by $5.7 million, or 6%, in 1995. As a percentage of sales, such expenses declined to 7.4% in 1995 from 7.5% in 1994. Included in the 1995 expenses was $36.7 million in R&D spending, a 9% increase over 1994. The Company continued to invest in R&D at a rate in excess of 2.7% of sales, recognizing that a key corporate strategy is to position the Company on the leading technological edge. Examples of new products resulting from the R&D investments in recent years include the TODTM transfer case, the MORSE GEMINITM Transmission Chain System and the new Ford one-way clutch/drum system, which the Company will begin to produce in mid-1996. In 1994, the Company provided approximately $5.2 million of additional accruals for environmental and other liabilities. No similar accruals were provided for in 1995.

     Equity in affiliate earnings and other income jumped to $18.6 million in 1995 compared with $10.6 million in 1994. The Company's 50%-owned joint venture in Japan, NSK-Warner, continued to outperform the Japanese automotive marketplace. The Company's share of earnings for this venture increased to $19.0 million in 1995 versus $13.9 million in 1994. The venture experienced 16% sales growth in 1995 to $352 million. Earnings were up approximately 25% in local currency, with the rest of the increase attributable to the strong yen in 1995. The remainder of the increase resulted from the net loss in 1994 of $3.5 million from the disposition of certain non-core investments and assets. No similar losses were realized in 1995.

     Interest expense was essentially flat between the two years at around $14 million. Higher debt levels resulting from acquisitions during 1995 were offset by lower interest rates on foreign debt outstanding. The Company benefited from the general decline in foreign interest rates throughout 1995 and improved spreads versus nominal borrowing rates in 1995. As a result of the above items, pre-tax earnings were $111.2 million in 1995, a 3% increase over $107.7 million in 1994.

     Income taxes totaled $37.0 million in 1995, an effective rate of 33.3%, versus an effective rate of 40.2% in 1994. A significant reason for the improved tax rate was substantially higher credits against taxes otherwise payable, particularly for R&D spending and foreign credits. The Company has available approximately $22 million of foreign tax credits, which can be offset only against foreign source income. Other factors affecting the nominal tax rate were the level of affiliate earnings, which are recognized on an after-tax basis, and goodwill amortization, which is nondeductible.

  1994 Compared with 1993

     The overall growth in the North American automotive market was 11% in 1994. Europe was up slightly and Japan was essentially flat. Compared with these market trends, Company sales of $1.2 billion increased 24% from 1993. Each of the Company's four business groups contributed to the overall increase.

     The Powertrain Systems group increased sales by $111.5 million, or 27%, over the prior year. This increase was driven by substantial volume growth in both transfer cases and manual transmissions. Transfer case sales volume growth resulted from increased installations in pickup trucks, as Ford Explorer sport utility sales were essentially flat at full capacity. The increase in manual transmission sales resulted from gains in GM pickup truck installations, sporty car installations and the introduction of the new Ford Mustang.

     The Automatic Transmission Systems group reported sizable growth in United States sales in 1994, while European sales increased only marginally as the region was emerging from a recession. The group's products are on a large variety of models from all major OEMs, so the group benefited from industry growth. A higher rate of four-speed automatic transmission applications, which require more of the Company's components, also caused sales to increase.

     The Company's Morse TEC group continued its sales growth in 1994 with increased volume of transmission chain and engine timing chain components and systems. The group introduced the MORSE GEMINITM Transmission Chain System in mid-1994 on the Chrysler LH series, yielding substantial incremental 1994 sales. The timing system for the Ford modular engine program was expanded to the 2.5 liter V-6 Duratec model for the Contour/Mystique vehicles in mid-1994. The group also benefited from the increased popularity of 4WD vehicles, most of which use the Company's chain in their transfer cases.

     Air/Fluid Systems group sales have increased with the improving demand for various solenoids and valves. The group provided 100% of Chrysler's requirements for certain transmission solenoids.

     Gross margin in 1994 of 22.5% improved over the prior year's 21.9%. This translated to a greater gain in EBIT. EBIT of $121.6 million in 1994 increased 61.1% over the 1993 level of $75.5 million, and the EBIT margin increased to 10.0% from 7.7%. The EBIT gains were the result of ongoing cost reduction programs, as well as operating leverage due to the somewhat fixed nature of certain elements of the cost structure. The Company continues to focus on its manufacturing processes for opportunities to reduce cost.

     As in 1993, the Company has adapted to the industry-wide practice of continuous price reduction pressures from its customers, causing the Company to give actual price reductions, as well as forego some recovery of inflationary costs.

     Selling, general and administrative expenses increased from $83.5 million in 1993 to $92.1 million in 1994, but decreased as a percentage of sales from 8.5% in 1993 to 7.5% in 1994. The Company provided approximately $5.2 million of additional accruals for environmental and other liabilities in 1994 and $3.3 million in 1993. Overall selling, general and administrative spending increased at a much lower rate than the rate at which the level of business increased.

     Depreciation increased from $57.9 million in 1993 to $60.9 million in 1994. The increase can be attributed to higher capital expenditures over the past two years.

     Equity in affiliate earnings and other income for both 1994 and 1993 was $10.6 million. Even though the Japanese economy was essentially flat, the Company's portion of its Japanese joint venture's earnings increased $4.5 million to $13.9 million in 1994. The increase in earnings from affiliates was partially offset by a net loss of $3.5 million attributed to the sales of certain non-core investments and assets in 1994.

     Interest expense and finance charges decreased $4.5 million from $18.4 million in 1993 to $13.9 million in 1994. The decrease was due to lower debt levels, resulting from higher operating cash flows in 1994 and proceeds from the IPO.

     Pre-tax income improved $50.6 million, or 88.6% from the prior year income of $57.1 million. The improvement can be attributed to the large increase in sales volume, the improved margins and the decrease in interest expense and finance charges offset by an increase in selling, general and administrative expenses.

     Income taxes increased from $24.3 million in 1993 to $43.3 million in 1994. However, the effective tax rate for 1994 decreased to 40.2% compared to 42.6% in 1993. The income tax rate for both 1994 and 1993 exceeded the U.S. statutory rate due to state taxes, foreign taxes that exceed U.S. rates and the nondeductibility of goodwill amortization.

     In 1993, the Company recorded a $130.8 million charge, net of tax benefit of $76.8 million, for the cumulative effect of the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

FINANCIAL CONDITION AND LIQUIDITY

     The following discussion compares the Company's financial condition at March 31, 1996 to its financial condition at December 31, 1994, the period covered in this Prospectus. The Company was able to maintain its strong financial position in 1995 and the first quarter of 1996 despite spending over $46 million for acquisitions in 1995. At March 31, 1996 total debt was $134.6 million, compared with $107.3 million at December 31, 1994. Cash from operations was sufficient to fund $104.1 million of capital spending as well as the acquisitions referred to above. Total cash from operations over the period was $129.3 million. At March 31, 1996, debt represented 18% of the Company's capitalization as compared with 17% at December 31, 1994.

     In April 1995, the Company acquired PFPD, a maker of forged sintered transmission and engine components, including races and connecting rods. The price was $28 million plus certain working capital. In early 1995, the Company acquired the remaining 47% of its Italian chain joint venture for $5 million. In December, the Company acquired SUM, a French maker of control components such as solenoids and sensors, for $13 million. The results of PFPD were included in consolidated results beginning in May 1995. No results of operation were included for SUM in 1995, but its accounts were included in the December 31, 1995 balance sheet.

     Capital expenditures totaled $93 million in 1995, compared with $99 million for 1994. Capital expenditures for the first quarter of 1996 were $11 million compared to $15 million for the first quarter of 1995. Major spending programs included the Ford large transfer case, expansion of the MORSE GEMINITM Transmission Chain Systems program, continued spending on the Ford modular engine timing system, the Chrysler solenoid program, the Ford one-way clutch/drum program in Germany and the purchase of the Seneca, South Carolina, plant for future Mercedes-Benz transfer case business. Spending in the first three months of 1996 was at a ratio of 0.6 times depreciation versus a ratio of
1.4 times depreciation in full year 1995 and 1.6 times depreciation in full year 1994. The Company remains committed to be a net investor in its continuing businesses. The Company believes that the decline during the first three months of 1996 is a function of timing and expects 1996 capital spending to be similar to 1995 levels. The Company believes that the combination of cash flow from its operations and available credit facilities will be adequate to satisfy cash needs for 1996.

     At March 31, 1996, working capital, excluding notes payable, increased by $25.1 million, reflecting the working capital of acquisitions. Receivables sold under the receivables transfer agreement increased by $10 million to $85 million over this period. Net fixed assets increased by $51 million over the 15-month period, reflecting the $104 million of capital spending and fixed assets of acquisitions offset by $86 million of depreciation. Investments and advances increased by $13 million reflecting the NSK-Warner earnings net of dividends. Other ventures entered into in this period have not yet required a significant amount of investment. These ventures include:

     - Divgi-Warner Private, Ltd. ("Divgi-Warner"), a 60%-owned venture making transfer cases and manual transmissions for the Indian market.

     - Huazhong Warner Transmission Company Ltd. ("Huazhong Warner"), a 60%-owned manufacturer of manual transmissions for light-truck applications for the central Chinese market.

     - Warner Ishi Europe, a 50%-owned venture that makes turbochargers in Europe.

     - Borg-Warner Automotive - Taiwan Co., Ltd., a 100%-owned subsidiary that makes chains in Taiwan.

     Other balance sheet changes included an increase in other assets of $14 million due principally to recognition of $10 million in intangible pension assets. Goodwill was relatively unchanged despite $18 million in amortization due to goodwill related to acquisitions. Retirement-related liabilities increased by only $11 million despite a decline in the discount rate related to such liabilities. This was due to the earnings on pension assets offset by the excess of annual expense associated with such liabilities over the related cash disbursement.

     Equity increased by $69 million over the 15-month period. Earnings totaled $86 million offset by $18 million in dividends. The currency translation adjustment declined by $8 million due to less favorable rates for the U.S. dollar, while the minimum pension liability adjustment improved by $3 million due to earnings on pension assets.

OTHER FINANCIAL CONDITION MATTERS

  North American Manual Transmission Business

     In January 1996, the Company announced that its North American manual transmission business would be offered for sale and that it had retained Lehman Brothers Inc. to assist in the sale process. This decision resulted from the recognition that all major North American OEMs have allied suppliers for their significant rear-wheel drive manual transmission applications, leaving only one niche open to the Company in North America. The niche served by the Company -- sporty and performance cars -- suffered declines of 20-30% in 1995, a trend the Company feels is long-term in nature. This business had sales of $148 million in 1995, $177 million in 1994 and $102 million in 1993. Although profitable in 1994, the business lost money on an operating basis in 1995 and the first quarter of 1996 due to declining volume. The business has a nominal investment of approximately $60 million, including $21 million in working capital. This amount does not reflect any retirement-related liabilities. Any gain or loss on the sale is dependent on not only the purchase price agreed upon by the parties but also an agreement as to which assets/liabilities will be included in the transaction. The sale process is still ongoing. Despite the announcement, the Company plans to continue to implement its strategy to capitalize on manual transmission opportunities in developing markets such as China and India.

  Environmental

     The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States. Environmental Protection Agency and certain state environmental agencies and private parties as PRPs at 28 hazardous waste disposal sites under the Superfund and equivalent state laws and, as such, may be liable for the cost of clean-up and other remedial activities at these sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The means of determining allocation among PRPs is generally set forth in a written agreement entered into by the PRPs at a particular site. An allocated share assigned to a PRP is often based on the PRP's volumetric contribution of waste to the site and the characteristics of the waste material.

     Based on information available to the Company, which, in most cases, includes an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; estimated legal fees; and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities of approximately $11 million at March 31, 1996. The Company expects this amount to be expended over the next three to five years.


     In connection with the Spin-Off, the Company and BW-Security entered into a Distribution and Indemnity Agreement which provided for, among other matters, certain cross-indemnities designed principally to place financial responsibility for the liabilities of businesses conducted by BW-Security and its subsidiaries with BW-Security and financial responsibility for liabilities of the Company or related to its automotive businesses with the Company. The Company has been advised that BW-Security believes that the Company is responsible for certain liabilities relating to environmental matters retained by BW-Security at the time of the Spin-Off. BW-Security has requested indemnification from the Company for past costs of approximately $1.6 million and for future costs related to these environmental matters. At the time of the Spin-Off, BW-Security maintained a letter of credit for approximately $9 million with respect to the principal portion of such environmental matters. Although there can be no assurance, based upon information currently available to the Company, the Company does not believe that it is required to indemnify BW-Security under the Distribution and Indemnity Agreement with respect to such liabilities. In addition, the Company does not currently have information sufficient to determine what its liability would be if it is ultimately determined that it is required to indemnify BW-Security with respect to such liabilities.


     The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

  Coltec Acquisition

     On June 17, 1996, the Company acquired the operations and substantially all of the operating assets of the Coltec Divisions for $283 million in cash. The Coltec Acquisition was financed with borrowings under the Company's revolving credit facility.

PRO FORMA CAPITAL RESOURCES AND LIQUIDITY OF THE COMPANY

     The Unaudited Pro Forma Consolidated Balance Sheet reflects significant changes from the Company's historical financial condition as of March 31, 1996. Net working capital and net fixed assets would have increased $23 million and $26 million, respectively, as a result of the Coltec Acquisition. Net working capital acquired in the Coltec Acquisition excludes substantially all operations-related accrued expenses incurred in the normal monthly operating cycle. The Company believes that an increase in these types of liabilities will occur with the operation of the Coltec Divisions and could result in a reduction of net working capital position in the remainder of 1996. For purposes of the pro forma financial statements, the excess of the purchase price over the value of the assets was allocated to goodwill. Goodwill would have increased $238 million as a result of the Coltec Acquisition, from $312 million to $550 million. Goodwill is expected to be amortized over its estimated useful life. For pro forma purposes, a 30-year amortization period has been used.

     The $283 million purchase price plus approximately $5 million in other acquisition costs was financed with borrowings under the Company's $300 million revolving credit facility; this would result in a $288 million increase in long-term debt, from $90 million to $378 million. There would be no change in the Company's stockholders' equity as a result of the Coltec Acquisition. The resulting capital structure of $422 million in total debt and $604 million in equity increases the Company's leverage ratio of debt to debt plus equity from 18% to 41%. The Company believes that it will be able to satisfy cash needs for the remainder of 1996 and meet its long-term business growth objectives with adequate sources of capital available through a combination of cash from operations, borrowing capacity and access to capital markets.

                                    BUSINESS

     The Company is a leading, global Tier I supplier of highly engineered systems and components, primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to OEMs of passenger cars, sport utility vehicles and light trucks. The Company, which operates 36 manufacturing facilities in 12 countries serving the North American, European and Asian automotive markets, is an original equipment supplier to every major OEM in the world. The Company has achieved its current leadership position and is well positioned to benefit from emerging trends in the global automotive markets as a result of several key competitive strengths, including: (i) the ability to supply its customers globally; (ii) demonstrated technological expertise in developing highly engineered systems and components; (iii) strong relationships with all major OEMs; (iv) significant market shares in a number of its key products; and (v) a strong presence in and focus on high-growth vehicle categories and platforms.

     The Company maintains a global network of contacts within the automotive industry and works with its customers in all stages of production, including design, development, component sourcing, quality assurance, manufacture and delivery. The Company believes that its industry contacts and early involvement in the design and engineering of new products as a Tier I supplier affords the Company a competitive advantage in securing new business and provides customers significant cost reduction opportunities through the coordination of design, development and manufacturing processes. Suppliers to OEMs that design, engineer, manufacture and conduct quality control testing are generally referred to as "Tier I" suppliers. The Company maintains an excellent reputation with the OEMs for timely delivery and customer service and for providing world-class quality at a competitive price. The Company has received more than 40 awards for outstanding quality from its customers worldwide.

PRIOR HISTORY OF THE COMPANY

     The Company was incorporated in Delaware in 1987 in connection with the acquisition of Borg-Warner Corporation ("Old Borg-Warner") by an indirect wholly owned subsidiary of BW-Security.

     The Company was a wholly owned subsidiary of BW-Security until January 27, 1993, at which time it was distributed to the stockholders of BW-Security in the tax-free Spin-Off. The capital structure of the Company was established with $480 million of equity and debt of $251 million.

     For additional information concerning the history of the Company and BW-Security and a description of the benefits derived from the acquisition of Old Borg-Warner by affiliates of MLCP and other investors, including the Company's management, as well as certain obligations of the Company and BW-Security to each other under agreements entered into in connection with the Spin-Off, see "Certain Relationships and Related Transactions" in the Company's Proxy Statement for the 1996 Annual Meeting of Stockholders, which is incorporated by reference herein. See "Incorporation of Certain Information by Reference."

BUSINESS STRATEGY

     The Company's business objective is to maintain its position as one of the leading independent suppliers of highly engineered systems and components for automotive powertrain applications. The Company pursues this objective in several ways. First, the Company seeks to maintain its position and reputation as a technological leader in its product groups. Second, the Company seeks to maintain its price competitiveness by continuing to improve the efficiency of its operations, including its production processes. Third, the Company believes that it is well positioned to take advantage of certain trends within the global automotive market. The Company believes that these trends include (i) a growing demand for automatic transmissions with a greater number of speeds (the Company's component content in an automatic transmission rises as the number of speeds increases), (ii) a growing demand for 4WD vehicles, (iii) an increasing demand for overhead cam engines, (iv) a growing demand for automatic transmissions and air and fluid management systems in Europe and in Asia, (v) the increasing tendency of OEMs to purchase integrated systems rather than individual components, and (vi) demand in markets outside the United States for air and fluid management products, particularly emission controls. Fourth, the Company continues to pursue strategic joint ventures and selected acquisitions within its existing or related lines of business. The Company continues to maintain its strong presence in Europe and Asia as a result of its recent acquisitions and joint ventures. The

Company believes its global presence will enable it to better withstand the effect of cyclical downturns in the United States automotive market, while serving its OEM customers as a global supplier. See " -- Recent Developments."

     Over the past several years, the Company has remained focused on and committed to achieving its business objective. Sales have increased from $820 million in 1991 to $1.33 billion in 1995, reflecting a 12.8% compound annual growth rate and outperforming the approximately 4% compound annual growth rate of North American vehicle sales. The Company's sales outside the United States are increasing and in 1995 represented 16% of consolidated sales. Including unconsolidated joint ventures, 1995 sales outside the United States constituted 33% of total sales. The Company's sales have increased at a greater rate than market growth as a result of higher content per vehicle and higher market share. The Company's emphasis on providing systems and introduction of new technologies has enabled it to substantially increase its content per vehicle. For example, the timing system on the Ford modular engine consists of up to four chains as well as sprockets, snubbers and tensioners as compared with a single timing chain on the previous generation pushrod engine. The Company's market share gains have been achieved during a period of OEM supplier consolidation which has benefited the Company. Such growth in sales has been accompanied by growth in profitability. Over the same period, EBIT increased from $22 million in 1991 to $125 million in 1995, with EBIT margins rising from 2.6% in 1991 to 9.4% in 1995, and sales per employee rising from $128,000 in 1991 to $163,000 in 1995.

     Demonstrated Technological Expertise and Leadership. The Company believes that it is recognized throughout the global automotive industry as a leader in technological innovation, expertise and excellence. A significant component of the Company's business strategy is to maintain and enhance this reputation. In order to achieve this, the Company is committed to being the technological leader in its markets by developing and producing state-of-the-art products using state-of-the-art processes. The Company is also able to parlay its technological expertise into designing and developing complete systems for its customers.

     The Company has 310 engineers dedicated to R&D and a significant long-term commitment to R&D. The Company has obtained over 3,000 patents in its history and currently has approximately 1,900 active domestic and foreign patents and patent applications, pending or under preparation.

     Throughout its history, the Company has been an innovative technology partner to the global automotive industry. The Company's engineering achievements include the single-plate manual clutch, a "silent" chain engine timing system, and high-volume HY-VO(R) chain for FWD and 4WD applications. In transmissions alone, the Company's engineering achievements include the first automatic transmission model sold worldwide and the world's first fully electronic continuously variable transmission.

     Products developed and produced by the Company include the TOD(TM) transfer case which allows vehicles to automatically shift from two-wheel drive to 4WD when electronic sensors indicate it is necessary. Other products include the MORSE GEMINI(TM) Transmission Chain System. Products expected to be introduced in future model years include a complete air and fluid system. In addition, the Company continues to develop integrated systems incorporating individual components, such as the one-way clutch and drum assembly developed for Ford.

     Continuous Process Improvements and Production Efficiencies. In recent years, automotive OEMs have reduced the number of their suppliers and transferred additional responsibility for design, engineering and quality control to their remaining suppliers. In addition, there has been substantial and continuing pressure from the major automotive OEMs to reduce costs, including costs associated with outside suppliers such as the Company. As a result, the OEMs have demanded annual selling price reductions from such suppliers. Annual price reductions granted in 1995 totaled approximately $8.0 million. Although the Company believes that it produces a technologically sophisticated product at a competitive cost, the Company must continually seek to control and reduce costs in order to maintain its gross margins in light of such price pressure. Continuing improvement in the efficiency of operations, including production processes, is therefore another significant component of the Company's strategy. Accordingly, the Company has adopted a "lean" manufacturing philosophy that seeks to eliminate waste and inefficiency in its operations. The Company's R&D staff works together throughout its worldwide operations sharing ideas and accumulated knowledge regarding powertrain applications and customer requirements. The Company also fosters an environment of continuous improvement by critically comparing its products and processes against those of its competitors and customers in terms of quality, cost, safety, efficiency and delivery.

     Global Industry Trends. In the near term, the Company believes that it is well positioned to take advantage of certain trends in the global automotive industry that could permit the Company to increase sales and profits without long-term growth in the global automotive industry. These trends include:

     - The air and fluid management systems market is one in which the Company believes there are significant growth opportunities driven by increasingly stringent air emissions regulations both in the United States and overseas.

     - Light trucks and sport utility vehicles with four-wheel drive options are increasingly popular with vehicle purchasers. Since the Company is a major manufacturer of transfer cases and transmission chain for 4WD vehicles, the Company believes that it is well positioned to take advantage of this trend.

     - Fuel efficiency and customer demands are causing a shift from three-speed to four-speed and five-speed automatic transmissions as well as increasing demand for double overhead cam engines. Transmissions with a greater number of speeds require a higher content per transmission of the Company's automatic transmission components. Double overhead cam engines also require higher content per vehicle because they utilize complex timing systems as compared to pushrod engines.

     - The Company will seek to capitalize on the increasing tendency of the OEMs to purchase integrated systems rather than individual components.

     - Installations of automatic transmissions are projected to increase for automobiles sold in Europe and Asia. For example, in Europe, automatic transmissions are installed on only approximately 12% of the cars and light trucks sold as compared to approximately 80% installation on cars sold in North America. Because of the Company's experience in developing technologically advanced automatic transmission components, the Company believes it is well positioned to benefit from any such increase.

     Growth Through Joint Ventures and Acquisitions. In addition to internal growth, the Company expects to continue to grow through strategic joint ventures and selected acquisitions. In the last 18 months, the Company has acquired its partner's shares in its Regina-Warner joint venture to improve its engine timing business in Europe, has acquired the Precision Forged Products Division of Federal Mogul Corporation to enhance its systems capability in one-way clutches, has acquired SUM in France to provide a local manufacturing and engineering base for its air/fluid systems products in Europe and has acquired the Coltec Divisions to significantly expand its global air and fluid systems management business. The Company has also established joint ventures for transfer case and manual transmission manufacturing in India with Divgi Metalwares Private, Ltd. ("Divgi") and for manual transmissions in China with Shiyan Automotive Transmission Factory ("Shiyan").

RECENT DEVELOPMENTS

     On June 17, 1996, the Company acquired the operations and substantially all of the operating assets of the Coltec Divisions for $283 million in cash. The Coltec Divisions have a broad base of air and fluid management products, established OEM relationships, and three technologically advanced manufacturing facilities. These operations produced combined sales of $255 million in 1995. The Coltec Acquisition was financed with borrowings under the Company's revolving credit facility. See " -- Air/Fluid Systems" and "Prospectus
Summary -- Pro Forma Financial Data."

     The Coltec Acquisition will provide the Company with a number of strategic benefits. The air and fluid management systems market is one in which the Company believes there are significant growth opportunities driven principally by increasingly stringent air emissions regulations both in the U.S. and in Europe. The Company also believes that since few suppliers control a large share of the growing air and fluid management market, the Company has additional opportunities to increase its market share because of its technological expertise and broad range of products. By combining the Coltec Divisions' component products with the Air/Fluid System's complementary system-based products, the Coltec Acquisition positions the Company to capitalize on the high-growth air and fluid management systems market and to become a global supplier of complete, integrated air and fluid management systems. The Coltec Acquisition will also serve to better balance the Company's business mix by significantly expanding the Company's operations in the air and fluid management systems business as Air/Fluid Systems pro forma sales will represent approximately 22% of total consolidated sales, more than double the Air/Fluid Systems sales in 1995 of 8%. Moreover, the Coltec Acquisition will allow the Company to further strengthen its relationships with existing OEM customers, especially Chrysler. Additionally, with the Company's 1995 acquisition of SUM, it is well positioned to begin manufacturing air and fluid management systems in Europe.

     For 1996, the Company expects that the sales contribution from the Coltec Divisions will be less than their 1995 sales because of the timing of certain new and expiring programs. The Company also expects that there will be a similar impact with respect to the earnings contribution from these operations in 1996 because of lower volume, a change in the product mix of the businesses, and price reductions partially offset by cost reductions and productivity gains. This trend is expected to continue through 1997, after which new programs are expected to positively impact sales and earnings trends.

     One of the Company's strategic objectives has been to pursue strategic joint ventures and selected acquisitions in its existing or related lines of business. The Coltec Acquisition is evidence of the Company's commitment to the realization of this objective. The Company continues to monitor additional growth opportunities.

     The Coltec Divisions will add design and manufacturing capability in engine air intake management products and systems, emission air pumps, and oil pumps to the Company's Air/Fluid Systems existing product line. Complementary product lines in transmission, steering and suspension solenoids and proprietary wet friction materials and synchronizers have also been added to existing Company capabilities. Facilities acquired in the Coltec Acquisition are located in Warren, Michigan; Water Valley, Mississippi; Sallisaw, Oklahoma; Longview, Texas; and Kettering, United Kingdom. The Company plans to expand Coltec's historical focus on components for the North American market to systems throughout the world, especially in Europe.

PRODUCTS

     The Company's products fall into four categories: Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems. Net revenues by product grouping for the three years ended December 31, 1995 and the three month periods ended March 31, 1996 and 1995 are as follows (in millions of dollars):

                                                                                     THREE MONTHS
                                                                                         ENDED
                                                 YEAR ENDED DECEMBER 31,               MARCH 31,
                                            ----------------------------------     -----------------
                                              1993         1994         1995        1995       1996
                                            --------     --------     --------     ------     ------
Powertrain Systems........................  $  418.4     $  529.9     $  544.8     $140.4     $139.0
Automatic Transmission Systems............     307.6        378.5        454.4       98.6      119.3
Morse TEC.................................     202.3        239.9        257.6       70.4       66.0
Air/Fluid Systems.........................      83.7         97.3        107.6       28.0       33.8
                                              ------     --------     --------     ------     ------
                                             1,012.0      1,245.6      1,364.4      337.4      358.1
Interbusiness eliminations................     (26.6)       (22.2)       (35.3)      (9.6)      (9.2)
                                              ------     --------     --------     ------     ------
Net sales.................................  $  985.4     $1,223.4     $1,329.1     $327.8     $348.9
                                              ======     ========     ========     ======     ======

The sales information presented above excludes the sales by the Company's unconsolidated joint ventures. See "-- Joint Ventures" below. Such sales totalled approximately $394 million in 1995, approximately $316 million in 1994, approximately $312 million in 1993, approximately $101 million for the three months ended March 31, 1995, and approximately $94 million for the three months ended March 31, 1996.

POWERTRAIN SYSTEMS

     The Company manufactures fully assembled transmission systems and components for automotive applications. Major products include 4WD and all-wheel drive transfer cases and manual transmissions.

     Transfer cases are installed on light trucks and sport utility vehicles. A transfer case attaches to the transmission and distributes torque to the front and rear axles for 4WD, improving vehicle control during off-road use and in a variety of road conditions. Shifting from two-wheel drive to 4WD can be accomplished mechanically through a lever or electronically through a push-button activated motor.

     The Company has designed and developed an exclusive 4WD TOD(TM) transfer case system, which allows vehicles to automatically shift from two-wheel drive to 4WD when electronic sensors indicate it is necessary. The TOD(TM) transfer case is a feature on the Ford Explorer, the best selling sport utility vehicle in the United States in 1995 and will be available on the Ford Expedition, a new sport utility vehicle.

     Sales of 4WD transfer cases represented 30%, 26% and 28% of the Company's total revenues for 1995, 1994 and 1993, respectively. The Company believes that it is the world's leading independent manufacturer of 4WD transfer cases, producing approximately 847,000 transfer cases in 1995. The Company's largest customer of 4WD transfer cases is Ford. The Company supplies substantially all of the 4WD transfer cases for Ford, including those installed in the Ford Explorer and the Ford F-150 pickup truck.

     The Company has entered into an agreement with Mercedes-Benz Project, Inc., a subsidiary of Mercedes-Benz AG, for the Company to supply transfer cases for a new 4WD vehicle, which will be produced beginning in 1997 at Mercedes-Benz's new United States passenger vehicle manufacturing facility. Under the five-year agreement, which has a three-year extension provision, the Company will develop the technology and supply Mercedes-Benz with new two-speed, electronically controlled, all-wheel drive transfer cases that are compatible with its anti-skid braking system. In 1995, the Company purchased a 211,000 sq. ft. facility in Seneca, South Carolina, to serve as the production facility for manufacture of the Mercedes-Benz transfer case.

     The Company also designs and manufactures five- and six-speed rear-wheel drive manual transmissions for passenger cars and light trucks. Sales of manual transmissions accounted for 11%, 14% and 10% of the Company's total sales in 1995, 1994 and 1993, respectively. The Company believes that it was the leading independent manufacturer of manual transmissions for cars and light trucks in North America in 1995. The Company's five-speed manual transmission is used in high performance cars such as the Ford Mustang, the Chevrolet Camaro and the Pontiac Firebird, and light trucks such as the Isuzu Rodeo and the SsangYong Musso. The Company's six-speed manual transmission is used in the Dodge Viper, the Camaro Z-28 and the Firebird Formula and Trans Am. The Company is the sole supplier of manual transmissions for these cars.

     In January 1996, the Company announced its intention to seek a buyer for its North American manual transmission business due to the decline in demand for such products in North America and rising in-house supply of manual transmissions by OEMs. See "Risk Factors -- Sale of Manual Transmission Business."

     The Company signed agreements to establish joint ventures in India and China in 1995 for the manufacture of 4WD transfer cases and manual transmissions. See " -- Joint Ventures."

AUTOMATIC TRANSMISSION SYSTEMS

     The Company engineers and manufactures components for automatic transmissions, as well as the systems which combine such components, around the world. Principal product lines include friction plates, one-way clutches, transmission bands and torque converters for automatic transmissions.

     The Company manufactures over 100 different varieties of friction plates incorporating asbestos-free, organic friction paper linings. The Company offers over 20 proprietary friction material formulas, each developed to satisfy specific customer requirements. The quality of the friction surface results in high durability, smooth shifting quality, low noise and vibration and minimal drag. The Company also manufactures over 16 varieties of transmission bands used in automatic transmissions and over 100 types of one-way clutches for automotive and aircraft applications. The Company believes that, with the inclusion of its NSK-Warner joint venture, the Automatic Transmission Systems group is a leading manufacturer and supplier of friction elements and one-way clutches in North America, Europe and Asia. The Company is a supplier to virtually every major automatic transmission manufacturer in the world.

     In 1995, the Company completed the purchase of PFPD. PFPD is a manufacturer of precision forged sintered metallurgy products, including races for one-way clutches and engine connecting rods which utilize powdered metal technology. This acquisition will allow the Company to incorporate products of PFPD with existing products to become a supplier of one-way clutch systems.

MORSE TEC

     Morse TEC manufactures chain and chain systems, including HY-VO(R) FWD and 4WD chain, MORSE GEMINITM Transmission Chain Systems, timing chain and timing chain systems, crankshaft and camshaft sprockets, chain tensioners and snubbers.

     HY-VO(R) chain is used in FWD transmissions and for 4WD transfer case applications. The transmission chain is used to transfer power from the engine to the transmission. The Company's MORSE GEMINITM Transmission Chain System, which is used on Chrysler's LH models, emits significantly less chain pitch frequency noise than conventional transmission chain systems. In 1997, GM will be incorporating this system in its FWD vehicles. The chain in a transfer case distributes power between the front and rear output shafts which, in turn, drives the front and rear wheels. The Company believes it is the world's leading manufacturer of chain for FWD transmissions and 4WD transfer cases. The Company is an original equipment supplier to every major manufacturer who uses chain for such applications.

     The Company manufactures complete engine timing chain systems and accessory drives, including chain, sprockets, tensioners, snubbers, balance shaft gears and precision gearing. Timing chain is installed around the crankshaft and camshaft sprockets. The crankshaft turns and transfers power via the timing chain to the camshaft. The camshaft, in turn, operates the intake and exhaust valves in the engine cylinder head. The Company's timing chain system is used on Ford's new modular family of overhead cam engines, including the Duratech engine. The Company recently announced that it will be designing and producing a similar timing chain system for Chrysler's new overhead cam engines beginning in late 1997. The Company believes that it is the world's leading manufacturer of timing chain.

AIR/FLUID SYSTEMS

     The Air/Fluid Systems business designs and manufactures sophisticated mechanical, electro-mechanical and electronic components and systems for engine air intake and exhaust management and fuel and vapor management, as well as for electronically-controlled automatic transmissions and steering and suspension systems. Key products for engine air intake management produced by the Company include throttle bodies, intake manifolds, throttle position sensors and complete engine induction systems. The Company's products for emissions control and improved mileage include mechanical and electrical air pumps, air control valves and pressure feedback exhaust gas re-circulation valves. The fuel management and vapor recovery products include roll valves, canister purge solenoids, and complete vapor recovery systems. The Company also produces oil pumps and proprietary wet friction materials for synchronizers, transfer cases and manual transmissions.

     In 1995, the Company completed the purchase of SUM, a designer and manufacturer of electro-mechanical and electronic automotive components located in Tulle, Cedex, France. This acquisition provides a manufacturing and engineering base for the expansion of the Company's air and fluid management products in Europe.

     The Coltec Divisions add design and manufacturing capability in engine air intake management products and systems, emission air pumps, and oil pumps to the Company's Air/Fluid Systems product line. Complementary product lines in transmission, steering and suspension solenoids and proprietary wet friction materials and synchronizers have also been added to existing Company capabilities. Facilities acquired in the Coltec Acquisition are located in Warren, Michigan; Water Valley, Mississippi; Sallisaw, Oklahoma; Longview, Texas; and Kettering, U.K. The Company plans to expand Coltec's historical focus on components for the North American market to systems throughout the world, especially in Europe. See " -- Recent Developments."

JOINT VENTURES

     The Company has eight ventures in which it has a less-than-100% ownership interest. Results from three of these ventures, in which the Company is the majority owner, are consolidated as part of the Company's results. The Company's ownership interest in the remaining five joint ventures ranges from 20% to 50%. The results of NSK-Warner, Warner-Ishi Corporation, Beijing Warner Gear Co., Ltd. and Korea Powertrain Ltd. are reported using the equity method.

     In 1995, the Company entered into a joint venture with Divgi to produce transfer cases, manual transmissions and automatic locking hubs in India. The venture, Divgi-Warner, is expected to begin operations in the second half of 1996 and is 60%-owned by the Company and 40%-owned by Divgi.

     In 1995, the Company entered into a joint venture with Shiyan to produce manual transmissions in China. The venture, Huazhong Warner, is 60%-owned by the Company and 40%-owned by Shiyan.

     Management of the unconsolidated joint ventures is shared with the Company's respective joint venture partners. Certain information concerning the Company's joint ventures is set forth below:

                                                            PERCENTAGE                                     FISCAL 1995
                                                              OWNED      LOCATION                             SALES
                                                  YEAR        BY THE        OF             JOINT         ---------------
      JOINT VENTURE              PRODUCTS       ORGANIZED    COMPANY     OPERATION    VENTURE PARTNER
- --------------------------  ------------------  ---------   ----------   ---------   -----------------   ($ IN MILLIONS)
Unconsolidated
  NSK-Warner K.K..........  Friction products   1964        50%          Japan       Nippon Seiko K.K.        $ 337
  Warner-Ishi
    Corporation...........  Turbochargers       1980        50%          U.S.        Ishikawajima-            $  15
                                                                                     Harima Heavy
                                                                                     Industries Co.,
                                                                                     Ltd.
  Beijing Warner
    Gear Co., Ltd.........  Manual              1992        39%          China       Beijing Gear             $  34
                            transmissions                                            Works
  Korea Powertrain,
    Ltd...................  Torque converters   1993        20%          Korea       Pyeong HWA               $   8
                                                                                     Clutch Industries
                                                                                     Co. Ltd.
  Warner-Ishi
    Europe, S.P.A.........  Turbochargers       1995        50%          Italy       Ishikawajima-              N/A
                                                                                     Harima Heavy
                                                                                     Industries Co.,
                                                                                     Ltd.
Consolidated
  Borg-Warner
  Automotive Korea,
  Inc.....................  Friction products   1987        60%          Korea       Hyundai Motor            $  25
                                                                                     Company,
                                                                                     NSK-Warner K.K.
  Divgi-Warner
    Private, Ltd..........  Transfer cases,     1995        60%          India       Divgi Metalworks           N/A
                            manual                                                   Private, Ltd.
                            transmissions, and
                            automatic locking
                            hubs
  Huazhong Warner
    Transmission
    Company Ltd...........  Manual              1995        60%          China       Shiyan Automotive          N/A
                            transmissions                                            Transmission
                                                                                     Factory

     See Note 9 of the Notes to Consolidated Financial Statements on page 28 of the Company's Annual Report (incorporated herein by reference) for geographic information. See "Incorporation of Certain Information by Reference."

CUSTOMERS

     Approximately 86% of the Company's total sales in 1995 were to automotive OEMs, with the remaining 14% of the Company's sales to a diversified group of industrial, construction and agricultural vehicle manufacturers, auto parts manufacturers and to distributors of automotive aftermarket and replacement parts.

     The Company's worldwide sales in 1995 to Ford and GM constituted approximately 41% and 25%, respectively, of its 1995 consolidated sales. Sales to Chrysler constituted approximately 9% of total consolidated sales in 1995. The Coltec Acquisition would have increased Chrysler sales to approximately 13% of sales. Approximately 27% of consolidated sales for 1995 were outside the United States, including exports. However, a substantial portion of such sales were to foreign OEMs of vehicles that are, in turn, exported to the United States. See Note 9 of the Notes to Consolidated Financial Statements in the Company's Annual Report. If sales from unconsolidated joint ventures were included in 1995 consolidated sales, worldwide sales to Toyota would be approximately 10% of such sales.

     The Company's automotive products are sold directly to OEMs pursuant to the terms and conditions of the OEM's purchase orders, and deliveries are subject to periodic authorizations based upon the production schedules of the OEMs. The Company ships its products directly from its plants to the OEMs.

SALES AND MARKETING

     Each of the Company's four business groups has its own sales function headed by a Vice-President of Sales. Account executives for each group are assigned to service specific OEM customers for one or more of a business group's products. Such account executives spend the majority of their time in direct contact with OEM purchasing employees and engineers and are responsible for servicing existing business and for identifying and obtaining new business. Because of their close relationship with the OEMs, account executives are able to identify and meet customers' needs based upon their knowledge of the Company's products and design and manufacturing capabilities. Upon securing a new order, account executives are responsible for negotiating the terms of the purchase contract.

RESEARCH AND DEVELOPMENT

     Each of the Company's business groups has its own R&D organization. Approximately 310 employees, including engineers, mechanics and technicians, are engaged in R&D activities at Company facilities worldwide. The Company also operates testing facilities such as prototype, measurement and calibration, life testing and dynamometer laboratories.

     By working closely with the OEMs and anticipating their future product needs, the Company's R&D personnel conceive, design, develop and manufacture new proprietary automotive systems and components. R&D personnel also work to improve current products and production processes. The Company believes its commitment to R&D will allow it to obtain new orders from its OEM customers.

     Consistent with its strategy of developing technologically innovative products, the Company spent approximately $36.7 million, $33.8 million and $25.2 million in 1995, 1994 and 1993, respectively, on R&D activities. Not included in the reported R&D activities were customer-sponsored R&D activities that were approximately $11.3 million, $11.2 million and $16.1 million in 1995, 1994 and 1993, respectively.

     The Company makes a significant annual investment in R&D activities to develop new and improved products and manufacturing processes. There can be no assurance that R&D activities will yield new or improved products or products which will be purchased by the OEMs, or new and improved manufacturing processes.

PATENTS AND LICENSES

     The Company has approximately 1,900 active domestic and foreign patents and patent applications, pending or under preparation, and receives royalties from licensing patent rights to others. While it considers its patents on the whole to be important, the Company does not consider any single patent, group of related patents or any single license essential to its operations in the aggregate. The expiration of the patents individually and in the aggregate is not expected to have a material effect on the Company's financial position or future operating results. The Company owns numerous trademarks, some of which are valuable but none of which are essential to its business in the aggregate.

     The "Borg-Warner Automotive" trade name, and the housemark adopted in 1984 are material to the Company's business. During 1994, the Company and BW-Security entered into an Assignment of Trademarks and License Agreement (the "Trademark Agreement") whereby BW-Security assigned certain trademarks and trade names (including the "Borg-Warner Automotive" trade name) to the Company (which trademarks and trade names had been previously licensed to the Company) for use in the automotive field. Pursuant to the Trademark Agreement, the Company agreed to pay an additional $7.5 million to BW-Security upon the occurrence of certain events, including a change of control of the Company.

COMPETITION

     The Company competes worldwide with a number of other manufacturers and distributors which produce and sell similar products. Price, quality and technological innovation are the primary elements of competition. The Company's competitors include vertically integrated units of the Company's major OEM customers, as well as a large number of independent domestic and international suppliers. Many of these companies are larger and have greater resources than the Company.

     A number of the Company's major OEM customers manufacture for their own use products which compete with the Company's products. Although these OEM customers have indicated that they will continue to rely on outside suppliers, the OEMs could elect to manufacture products to meet their own requirements or to compete with the Company. There can be no assurance that the Company's business will not be adversely affected by increased competition in the markets in which it operates.

     The competitive environment has changed dramatically over the past few years as the Company's traditional United States OEM customers, faced with intense international competition, have expanded their worldwide sourcing of components with the stated objective of better competing with lower-cost imports. As a result, the Company has experienced competition from suppliers in other parts of the world enjoying economic advantages such as lower labor costs, lower health care costs, and, in some cases, export subsidies and/or raw materials subsidies.

EMPLOYEES


     As of December 31, 1995, the Company and its consolidated subsidiaries had approximately 8,600 salaried and hourly employees (as compared with 7,800 employees at December 31, 1994), of which approximately 7,100 were United States employees. The Coltec Acquisition, with 681 non-union employees in the Holley Automotive division, 221 non-union employees in the Coltec Automotive division, and 90 non-union employees in the Performance Friction Products division, increased the total number of the Company's employees worldwide to approximately 9,600. Approximately 50% of the Company's current domestic hourly workers are unionized. The Company's Muncie, Indiana plant has approximately 1,665 employees represented by the UAW. Approximately 810 hourly employees at the Company's Ithaca, New York, plant are represented by the International Association of Machinists. The collective bargaining agreement covering the Muncie, Indiana plant expires in March 1998 and the collective bargaining agreement covering the Ithaca, New York plant expires in October 1998. Pursuant to the requirements of the National Labor Relations Act, a union representation election involving approximately 630 hourly workers at the Company's Bellwood, Illinois facility was held on June 14, 1996. A majority of the hourly workers voting in the election voted against union representation. The labor organization appearing on the ballot was the UAW. The hourly workers at the Company's European facilities are also unionized. The Company believes its present relations with employees to be satisfactory. See "Risk Factors -- Labor Relations."


RAW MATERIALS

     The Company believes that its supplies of raw materials for manufacturing requirements in 1996 are adequate and are available from multiple sources. It is common, however, for customers to require their prior approval before certain raw materials or components can be used, thereby reducing sources of supply that would otherwise be available. Manufacturing operations are dependent upon natural gas, fuel oil, propane and electricity.

ENVIRONMENTAL REGULATIONS AND PROCEEDINGS

     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operation of automotive parts manufacturing plants entails risks in these areas, and there can be no assurance that the Company will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

     The Company believes that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on its financial position or future operating results, although no assurance can be given in this regard. Capital expenditures and expenses in 1995 attributable to compliance with such legislation were not material.

     The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as PRPs at 28 hazardous waste disposal sites under the Superfund and equivalent state laws and, as such, may be liable for the cost of clean-up and other remedial activities at these sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The means of determining allocation among PRPs is generally set forth in a written agreement entered into by the PRPs at a particular site. An allocated share assigned to a PRP is often based on the PRP's volumetric contribution of waste to a site and the characteristics of the waste material.

     Based on information available to the Company which, in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance of approximately $11 million at March 31, 1996. The Company expects this amount to be expended over the next three to five years.


     In connection with the Spin-Off, the Company and BW-Security entered into a Distribution and Indemnity Agreement which provided for, among other matters, certain cross-indemnities designed principally to place financial responsibility for the liabilities of businesses conducted by BW-Security and its subsidiaries with BW-Security and financial responsibility for liabilities of the Company or related to its automotive businesses with the Company. The Company has been advised that BW-Security believes that the Company is responsible for certain liabilities relating to environmental matters retained by BW-Security at the time of the Spin-Off. BW-Security has requested indemnification from the Company for past costs of approximately $1.6 million and for future costs related to these environmental matters. At the time of the Spin-Off, BW-Security maintained a letter of credit for approximately $9 million with respect to the principal portion of such environmental matters. Although there can be no assurance, based upon information currently available to the Company, the Company does not believe that it is required to indemnify BW-Security under the Distribution and Indemnity Agreement with respect to such liabilities. In addition, the Company does not currently have information sufficient to determine what its liability would be if it is ultimately determined that it is required to indemnify BW-Security with respect to such liabilities.


     The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

PROPERTIES

     The Company's 36 manufacturing facilities are strategically located in the United States, with two facilities in Germany and one facility in each of Canada, France, Italy, Japan, Korea and Wales. The

Company also has numerous sales offices, warehouses and technical centers. The Company's executive offices, which are leased, are located in Chicago, Illinois. In general, the Company believes that its properties are in good condition and are adequate to meet its current and reasonably anticipated needs. In 1995, the Company purchased a 211,000 sq. ft. facility in Seneca, South Carolina, to establish the production facility for manufacture of the Mercedes-Benz transfer case.

     The Coltec Acquisition increased by three the number of manufacturing facilities the Company operates by adding new facilities in Mississippi, Oklahoma and Texas. See " -- Air/Fluid Systems."

     The following is additional information concerning the major manufacturing plants operated by the Company and its consolidated subsidiaries. Unless otherwise noted, these plants are owned by the Company.

                                                                                      1995
                                                                                   PERCENT OF
                                                                                    CAPACITY
                                       LOCATIONS                              UTILIZATION(1)(2)(3)
            ----------------------------------------------------------------  --------------------
U.S.:       Blytheville, Arkansas (leased); Bellwood, Dixon and Frankfort,
            Illinois; Muncie, Indiana; Sterling Heights, Coldwater, Livonia
            and Romulus, Michigan; Ithaca, New York (2 plants); Gallipolis,
            Ohio; and Cary, North Carolina..................................           114%
Non-U.S.:   Canada, France, Germany (2 plants), Italy (leased), Japan, Korea
            and Wales.......................................................            83%

- ---------------
(1) The figure shown in each case is a weighted average of the percentage utilization of each major plant within the category, with an individual plant weighted in proportion to the number of employees employed when such plant runs at 100% capacity. Capacity utilization at the 100% level is defined as operating five days per week, with two eight-hour shifts per day and normal vacation schedules.

(2) During 1995, the Company acquired facilities in South Carolina, France, India, China and Taiwan and, in connection with the Coltec Acquisition, acquired facilities in Mississippi, Oklahoma and Texas from the Coltec Divisions, none of which are included in the capacity utilization.

(3) Table excludes 50% or less owned joint ventures in China, Japan, Italy, Korea and Illinois.

LEGAL PROCEEDINGS

     The Company is presently, and from time to time, subject to claims and suits arising in the ordinary course of its business. In certain such actions, plaintiffs request punitive or other damages that may not be covered by insurance. The Company believes that it has established adequate provisions for litigation liabilities in its financial statements in accordance with generally accepted accounting principles. These provisions include both legal fees and possible outcomes of legal proceedings.

     Centaur Insurance Company ("Centaur"), Old Borg-Warner's discontinued property and casualty insurance subsidiary and currently a wholly owned subsidiary of BW-Security, ceased writing insurance in 1984 and has been operating under rehabilitation since September 1987. Rehabilitation is a process supervised by the Illinois Director of Insurance to attempt to compromise liabilities at an aggregate level that is not in excess of Centaur's assets. In rehabilitation, Centaur's assets are currently being used to satisfy claim liabilities under direct insurance policies written by Centaur. Any remaining assets will be applied to Centaur's obligations to other insurance companies under reinsurance contracts. The foregoing has resulted in several lawsuits seeking substantial dollar amounts being filed against BW-Security, and in some cases the Company, for recovery of alleged damages from the failure of Centaur to satisfy its reinsurance obligations. All of these lawsuits, except one to which the Company is not currently a party, have been settled. The defense of this litigation is being managed by BW-Security and the Company is indemnified by BW-Security for any losses or expenses arising out of the litigation.

     It is the opinion of the Company that the various asserted claims and litigation in which the Company is currently involved will not materially affect its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome for any such claim or litigation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages, positions and certain other information concerning the executive officers of the Company as of June 30, 1996.

                     NAME                    AGE            POSITION WITH COMPANY
    ---------------------------------------  ---   ---------------------------------------
    John F. Fiedler........................  58    Chairman and Chief Executive Officer
    Robin J. Adams.........................  43    Vice President and Treasurer
    William C. Cline.......................  46    Vice President and Controller
    Gary P. Fukayama.......................  49    Executive Vice President
    Christopher A. Gebelein................  50    Vice President -- Business Development
    Laurene H. Horiszny....................  40    Vice President, Secretary and General
                                                   Counsel
    Geraldine Kinsella.....................  48    Vice President -- Human Resources
    Fred M. Kovalik........................  59    Executive Vice President
    Ronald M. Ruzic........................  57    Executive Vice President
    Terry A. Schroeder.....................  48    Vice President
    Robert Welding.........................  47    Vice President
    Matthias B. Bowman.....................  47    Director
    Albert J. Fitzgibbons, III.............  50    Director
    Paul E. Glaske.........................  62    Director
    James J. Kerley........................  73    Director
    Alexis P. Michas.......................  38    Director
    Donald C. Trauscht.....................  62    Director
    Ivan W. Gorr...........................  66    Director

     Mr. Fiedler has been Chairman of the Board of Directors since March 1996 and has been Chief Executive Officer of the Company since January 1995. He was President of the Company from June 1994 to March 1996 and was Chief Operating Officer of the Company from June 1994 to December 1994. Mr. Fiedler was Executive Vice President of Goodyear Tire & Rubber Company in charge of the North American Tire division, from 1991 to 1994. He is a director of Navistar, Inc.

     Mr. Adams has been Vice President and Treasurer of the Company since May 1993. He was Assistant Treasurer of the Company from 1991 to 1993 and Assistant Treasurer of BW-Security from 1991 to 1993.

     Mr. Cline has been Vice President and Controller of the Company since May 1993. He was Assistant Controller of BW-Security from 1987 to 1993.

     Mr. Fukayama has been Executive Vice President of the Company since November 1992. He has been Group President of the Company and President of Borg-Warner Automotive Air/Fluid Systems Corporation since May 1996. He was President and General Manager of Borg-Warner Automotive Automatic Transmission Systems Corporation from January 1995 to May 1996. He was President and General Manager of Borg-Warner Automotive Transmission & Engine Components Corporation, Automatic Transmission Systems from November 1992 to December 1994. He was President and General Manager of the Friction Products Business Group of Borg-Warner Automotive Transmission & Engine Components Corporation from February 1991 to October 1992.

     Mr. Gebelein has been Vice President -- Business Development of the Company since January 1995. He was General Manager of Corporate Development of Inland Steel Industries from 1987 to 1994.

     Ms. Horiszny has been Vice President, Secretary and General Counsel of the Company since May 1993. She was Assistant General Counsel of the Company from December 1991 to 1993, and Senior Attorney of the Company from 1988 to December 1991.

     Ms. Kinsella has been Vice President -- Human Resources of the Company since May 1993. She was Vice President -- Human Resources of Borg-Warner Automotive Transmission & Engine Components Corporation, Automatic Transmission Systems from November 1990 to May 1993.

     Mr. Kovalik has been Executive Vice President of the Company and President and General Manager of Borg-Warner Automotive Powertrain Systems Corporation since March 1994. He was General Manager of Heavy and Medium Duty Transmissions of Eaton Corporation from April 1992 to February 1994; Marketing Manager-Transmissions of Eaton Corporation from February 1991 to April 1992 and Manager-Manufacturing and Quality of Eaton Corporation from February 1989 to 1991.

     Mr. Ruzic has been Executive Vice President of the Company and President and General Manager of Borg-Warner Automotive Morse TEC Corporation since October 1992. He was President and General Manager of Borg-Warner Automotive Transmission & Engine Components Corporation, Morse Chain Systems from December 1989 to 1992.

     Mr. Schroeder has been Vice President of the Company since April 1995 and Vice President of Sales and Marketing of Borg-Warner Automotive Air/Fluid Systems Corporation since May 1996. He was President and General Manager of the Company's Control Systems Group from December 1993 to May 1996. Mr. Schroeder was Vice President and Director of Business Development for ITT Cannon ("Cannon") from February 1993 to November 1993, and General Manager of Cannon's Components Group in North America and Asia from 1991 to February 1993.

     Mr. Welding has been Vice President of the Company and President of Borg-Warner Automotive Automatic Transmission Systems Corporation since May 1996. He was Vice President -- Operations of Borg-Warner Automotive Automatic Transmissions System Corporation, Bellwood Plant, from November 1993 to May 1996. He was Vice President -- Operations of Borg-Warner Automotive Automatic Transmission Systems Corporation, Frankfort Plant, from November 1990 to October 1993.

     Mr. Bowman has been Vice Chairman of Investment Banking for Merrill Lynch Pierce, Fenner and Smith Incorporated ("MLPF&S") since 1993, and has been President and a Director of MLCP since 1994. He has been a Managing Director of the Investment Banking Division of MLPF&S since 1978.

     Mr. Fitzgibbons has been a Partner and a Director of Stonington Partners, Inc., an investment management firm, since 1993, and has been a Director of MLCP since 1988. He was a Partner of MLCP from 1993 to 1994 and Executive Vice President of MLCP from 1988 to 1993. He was also a Managing Director of the Investment Banking Division of MLPF&S from 1978 to July 1994. He is a Director of BW-Security, Dictaphone Corporation, Eckerd Corporation and United Artists Theatre Circuit, Inc.

     Mr. Glaske has been Chairman and Chief Executive Officer since April 1992 and President since July 1986 of Blue Bird Corporation, a leading manufacturer of school buses, motor homes and a variety of other vehicles. Mr. Glaske is also a Director of Trust Company Bank of Middle Georgia.

     Mr. Kerley was Chairman of the Board of Rohr, Inc. ("Rohr"), a manufacturer of aircraft engine components from January 1993 until his retirement from the Board in December 1994. Mr. Kerley was interim President and Chief Executive Officer of Rohr from January 1993 until May 1993. From September 1981 until his retirement in December 1985, he was Vice Chairman and Chief Financial Officer of Emerson Electric Company, a manufacturer of electronic, electrical and other products. Mr. Kerley is also a director of Sterling Chemicals, Inc., ESCO Electronics, Inc. and DT Industries, Inc.

     Mr. Michas has been a Partner and a Director of Stonington Partners, Inc., an investment management firm, since 1993, and has been a Director of MLCP since 1989. He was a Partner of MLCP from 1993 to 1994 and Senior Vice President of MLCP from 1989 to 1993. He was also a Managing Director of the Investment Banking Division of MLPF&S from 1991 to 1994 and a Director in the Investment Banking Division of MLPF&S from 1990 to 1991. He is also a Director of Blue Bird Corporation, BW-Security, Dictaphone Corporation, Eckerd Corporation, Pathmark Stores, Inc. and Supermarkets General Holding Corporation.

     Mr. Trauscht was Chairman of the Board from December 1992 until December 1995; Chief Executive Officer from January 1992 to October 1995; and President from January 1992 to April 1995 of BW-Security.

Mr. Trauscht was Chief Operating Officer and President from September 1991 to January 1992; Chief Operating Officer and Vice President from 1990 to 1991; and Vice President -- Finance and Strategy of BW-Security from 1987 to 1990. Mr. Trauscht was President of the Company from December 1990 and Chief Operating Officer from September 1991 to September 1992. Mr. Trauscht is also a Director of BW-Security, Baker Hughes Incorporated, ESCO Electronics Corporation, Thiokol Corporation, Blue Bird Corporation, and IMO Industries, Inc.

     Mr. Gorr was Chairman and CEO of Cooper Tire & Rubber Company from 1989 until his retirement in 1994 and President of the Company from 1982 until 1989. Mr. Gorr is a director of Amcast Industrial Corporation, Arvin Industries, Inc., Cooper Tire & Rubber Company, Fifth Third Bancorp and OHM Corporation.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 30, 1996 by (i) directors of the Company, (ii) each of the named executive officers of the Company, (iii) each person known by the Company to be the beneficial owner of 5% or more of the outstanding Common Stock (based on publicly available information), (iv) all of the Company's directors and executive officers as a group, and (v) each Selling Stockholder. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The table does not reflect the potential sale of additional shares if the Underwriters' over-allotment options are exercised. The percentage ownership has been calculated based on 23,570,068 shares of Common Stock outstanding as of June 30, 1996. The Selling Stockholders will participate proportionately in any sales pursuant to the over-allotment options based on their participation in the Offerings.

                                      OWNERSHIP PRIOR TO                          OWNERSHIP AFTER THE
                                         THE OFFERINGS                                 OFFERINGS
                                   -------------------------                   -------------------------
                                    SHARES OF                    SHARES TO      SHARES OF
               NAME                COMMON STOCK   PERCENTAGE      BE SOLD      COMMON STOCK   PERCENTAGE
- ---------------------------------- ------------   ----------     ---------     ------------   ----------
ML Entities(1)....................   9,071,154       38.5%       4,500,000       4,571,154       19.4%
FMR Corp.(2)......................   1,637,400        6.9%          --           1,637,400        6.9%
AIM Management Group Inc.(3)......   1,198,000        5.1%          --           1,198,000        5.1%
John F. Fiedler...................      25,000       *              --              25,000       *
Fred M. Kovalik(4)................      12,500       *              --              12,500       *
Matthias B. Bowman(5).............           0       *              --                   0       *
Donald C. Trauscht(6).............       5,500       *              --               5,500       *
James J. Kerley(7)................       2,000       *              --               2,000       *
Gary P. Fukayama(8)...............      56,000       *              --              56,000       *
Ronald M. Ruzic(9)................      73,668       *              --              73,668       *
Albert J. Fitzgibbons, III(10)....           0       *              --                   0       *
Alexis P. Michas(11)..............           0       *              --                   0       *
Paul E. Glaske....................           0       *              --                   0       *
Ivan W. Gorr......................           0       *              --                   0       *
Terry Schroeder(12)...............       5,000       *              --               5,000       *
All directors and executive
  officers of the Company as a
  group (18 persons)(13)..........     253,395       *              --             253,395       *
All Management Investors as a
  group (10 persons)..............      66,835       *              --              66,835       *

- ---------------
 *  Less than 1%.

(1) Shares of Common Stock beneficially owned by ML Entities are owned of record as follows: 35,573 shares by Merrill Lynch KECALP L.P. 1986; 177,866 shares by Merrill Lynch KECALP L.P. 1987; 444,664 shares by Merchant Banking L.P. No. I; 444,664 shares by ML Venture Partners II, L.P.; 5,895,020 shares by Merrill Lynch Capital Appreciation Partnership No. VIII,

     L.P.; 149,872 shares by ML Offshore LBO Partnership No. VIII; 146,543 shares by ML Employees LBO Partnership No. I, L.P.; and 1,776,952 shares by ML IBK Positions, Inc. MLCP is the general partner of Merrill Lynch LBO Partners No. II, L.P., which is the general partner of Merrill Lynch Capital Appreciation Partnership No. VIII, L.P., and the investment general partner of ML Offshore LBO Partnership No. VIII. Merrill Lynch Capital Appreciation Partnership No. VIII, L.P. and ML Offshore LBO Partnership No. VIII are record holders of shares of Common Stock. MLCP has a 0.4% economic interest in each of such record holders. Except for such economic interest, MLCP expressly disclaims beneficial ownership of such shares.

(2)  Information based upon a Schedule 13G dated February 14, 1996; in the
     Schedule 13G, FMR Corp. indicated that it had sole voting power with respect to 109,600 shares and sole dispositive power with respect to 1,637,400 shares.

(3)  Information based upon a Schedule 13G dated February 12, 1996; in the
     Schedule 13G, AIM Management Group indicated that it had shared voting power and shared dispositive power with respect to 1,198,000 shares.

(4) Total includes 12,500 shares issuable upon the exercise of options within the next 60 days.

(5) Mr. Bowman is a limited partner of the following ML Entities which, in the aggregate, are the holders of record of 6,699,686 shares: Merrill Lynch Capital Appreciation Partnership No. VIII, L.P., ML Employees LBO Partnership No. I, L.P., Merrill Lynch KECALP L.P. 1986, Merrill Lynch KECALP L.P. 1987 and Merchant Banking L.P. No. 1). In addition, Mr. Bowman is an advisor to or a director and/or an officer of the ultimate general partner of such ML Entities. Mr. Bowman expressly disclaims beneficial ownership of all shares held by such ML Entities.

(6) Total includes 2,500 shares issuable upon the exercise of options within the next 60 days.

(7) Total includes 1,000 shares issuable upon the exercise of options within the next 60 days.

(8) Total includes 47,000 shares issuable upon the exercise of options within the next 60 days.

(9) Total includes 58,000 shares issuable upon the exercise of options within the next 60 days.

(10) Mr. Fitzgibbons is a director of the Company as well as MLCP, which manages Merrill Lynch Capital Appreciation Partnership No. VIII, L.P. and ML Offshore LBO Partnership No. VIII. Mr. Fitzgibbons disclaims beneficial ownership of shares beneficially owned by the partnerships identified in footnote 1, above, and Merrill Lynch & Co. ("ML&Co.")

(11) Mr. Michas is a director of the Company as well as MLCP, which manages Merrill Lynch Capital Appreciation Partnership No. VIII, L.P. and ML Offshore LBO Partnership No. VIII. Mr. Michas disclaims beneficial ownership of shares beneficially owned by the partnership identified in footnote 1, above, and ML&Co.

(12) Total includes 5,000 shares issuable upon the exercise of options within the next 60 days.

(13) Total includes 220,006 shares issuable upon the exercise of options within the next 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company has three authorized classes of capital stock: Preferred Stock, par value $.01 per share (the "Preferred Stock"); Common Stock; and Non-Voting Common Stock. The shares of such stock which are authorized and outstanding as of June 30, 1996 are as follows:


                                                                      NUMBER OF       NUMBER OF
                                                                        SHARES          SHARES
                                                                      AUTHORIZED     OUTSTANDING*
                                                                      ----------     ------------
    Common Stock....................................................  50,000,000      23,450,124
    Non-Voting Common Stock.........................................  25,000,000         122,644
    Preferred Stock.................................................   5,000,000               0


- ---------------
* Shares subject to exercisable but unexercised options are not treated as outstanding.

COMMON STOCK

     The Common Stock and the Non-Voting Common Stock have the same terms except as to voting rights and certain conversion features.

     Each share of Common Stock entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of the Company's stockholders. Holders of Common Stock do not have cumulative voting rights. The Non-Voting Common Stock has no voting rights, other than those required by law.

     As to conversion rights, certain institutional investors who are subject to regulatory requirements that forbid or limit their right to own general voting stock may convert their Common Stock into Non-Voting Common Stock on a share-for-share basis as needed to satisfy the applicable regulatory requirements, or directly purchase Non-Voting Common Stock because of such regulatory requirements. Thereafter, the Non-Voting Common Stock may be converted into Common Stock on a share-for-share basis in certain circumstances as permitted by the applicable regulatory requirements.

     Subject to any preferential rights of any outstanding shares of Preferred Stock, holders of shares of Common Stock and Non-Voting Common Stock, treated as a single class, are entitled to receive, pro rata based on the number of shares held, cash dividends when, as and if declared by the Board of Directors of the Company from funds legally available for such purpose. See "Dividend Policy."

     In the event of a liquidation of the Company, holders of shares of Common Stock and Non-Voting Common Stock, treated as a single class, are entitled to receive, pro rata based on the number of shares held, all of the assets available for distribution to stockholders after payment of all prior claims, including any preferential liquidation rights of any Preferred Stock then outstanding.

     Holders of shares of Common Stock and Non-Voting Common Stock have no preemptive rights to subscribe to additional shares of any such class or other securities of the Company. All outstanding shares of Common Stock and Non-Voting Common Stock are fully paid and non-assessable.

     The Shares being offered in the Offerings are fully paid and non-assessable and are not subject to any future call or assessment.


     The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.


REGISTRATION RIGHTS AGREEMENT

     The Company is a party to a registration rights agreement (the "Registration Rights Agreement") with holders of approximately 10,919,777 shares and substantially all of the currently outstanding Non-Voting Common Stock. Stockholders who are parties to the Registration Rights Agreement and who also hold at least 15% of the "registrable securities," but in no event less than 1,000,000 shares of Common Stock, will have the right to demand, on up to four occasions, that the Company effect the registration of such securities under the Securities Act of 1933, as amended (the "Securities Act"). One such demand has previously been exercised and this Offering will constitute the second of these four demands. The Registration Rights Agreement also provides for incidental registration rights in circumstances in which the Company is registering securities under the Securities Act and the concurrent registration of registrable securities can be accomplished, in the good faith judgment of the Company, without an adverse effect on the Company. For purposes of the Registration Rights Agreement, "registrable securities" means Common Stock received in the Spin-Off, or obtained upon conversion of securities received in the Spin-Off, that has not been previously transferred pursuant to a registration under the Securities Act or pursuant to Rule 144. The Registration Rights Agreement contains customary provisions with respect to the timing of registrations required thereunder, the allocation of registration expenses and indemnification. The Registration Rights Agreement terminates pursuant to its terms on July 27, 2002.

     Pursuant to the Registration Rights Agreement, each holder of at least 1% of the outstanding shares of Common Stock who is a party thereto is required to agree for a period beginning seven days before, and ending 180 days after, the effective date of the Registration Statement of which this Prospectus is a part, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of Common Stock or any securities convertible into or exchangeable for Common Stock, or any rights or warrants to acquire Common Stock. In addition, the Company and each of the executive officers and directors of the Company, as well as certain other stockholders, will agree, for a period beginning seven days before, and ending 180 days after the effective date of the Registration Statement of which this Prospectus is a part, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock without the prior written consent of the Representatives. Upon consummation of the Offering, it is expected that the lock-up agreements will cover an aggregate of approximately 6,369,495 shares of Common Stock.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including
(i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,
(vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the holders of such series. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

     Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

THE DELAWARE GENERAL CORPORATION LAW

     The Company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). Section 203 provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder became an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the DGCL, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203 of the DGCL.

CERTIFICATE OF INCORPORATION; BYLAWS

     The Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

     Classified Board. The Certificate of Incorporation and Bylaws provide that the Company's Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company's Board. The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the Bylaws. The Bylaws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board, but must consist of not more than seventeen nor less than three directors. In addition, the Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock, and unless the Board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

     Removal of Directors. Under the DGCL, unless otherwise provided in the Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, the Certificate of Incorporation and the Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

     Stockholders Action. The Certificate of Incorporation and the Bylaws provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. The Bylaws provide that, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Board pursuant to a resolution adopted by a majority of the total number of directors. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholders Notice Procedure"). The Stockholders Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholders Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman of the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholders Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholders Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 60th day prior to such meeting and (y) the 10th day after the public announcement of the date of such meeting is first made. In addition, under the Stockholders Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholders Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     Liability of Directors; Indemnification. The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase or redemption in violation of
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation also provides that each current or former director, officer, employee or agent of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company to the full extent permitted by the DGCL, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment). The Certificate of Incorporation also specifically authorizes the Company to enter into agreements with any person providing for indemnification greater or different than that provided by the Certificate of Incorporation.

     Amendment. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of the Company's directors; and the removal of directors. The Certificate of Incorporation further provides that the Bylaws may be amended by the Board or by the affirmative vote of the holders of at least 80% of the outstanding shares of Voting Stock, voting together as a single class.

     The description set forth above is intended as a summary only and is qualified in its entirety by reference to the forms of the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information."

        CERTAIN UNITED STATES TAX CONSEQUENCES FOR NON-U.S. SHAREHOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by a person that is a "Non-U.S. Shareholder." For purposes of this discussion, a "Non-U.S. Shareholder" means any person other than (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This discussion is for general information only and does not consider all aspects of United States federal tax consequences that may be relevant to a particular Non-U.S. Shareholder in light of such shareholder's particular tax position, and does not deal with state, local or foreign tax consequences. This discussion is based on the Internal Revenue Code of 1986, as amended, existing (and where noted, proposed) Treasury regulations, and judicial and administrative interpretations as of the date hereof, all of which are subject to change. Prospective investors are urged to consult their own tax advisors with respect to the United States federal, state and local tax consequences of owning and disposing of the Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction. Proposed Treasury Regulations that are proposed to be effective after December 31, 1997 would change in certain respects some of the certification and reporting requirements discussed below. It is not certain whether, or in what form, such proposed regulations will be finalized.

DIVIDENDS

     In the event that dividends are paid on the Common Stock, any such dividends paid to a Non-U.S. Shareholder will be subject to withholding of United States federal income tax at a rate of 30% of the amount of the dividend (or a lower rate prescribed by an applicable income tax treaty). However, if the dividend is effectively connected with the conduct of a United States trade or business by the Non-U.S. Shareholder and the Non-U.S. Shareholder properly files Internal Revenue Service Form 4224 (or such other applicable form required by the Internal Revenue Service) with the Company or its dividend-paying agent, then the dividend (i) will not be subject to income tax withholding, and (ii) except to the extent that an applicable income tax treaty provides otherwise, will be subject to United States federal income tax at progressive rates of tax. In the case of a Non-U.S. Shareholder that is a corporation, such effectively connected dividend income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty).

     A Non-U.S. Shareholder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     The Company is required to report annually to the Internal Revenue Service and each Non-U.S. Shareholder the amount of dividends paid to, and the income tax withheld with respect to, such shareholder. Such information may also be made available by the Internal Revenue Service to the tax authorities of the country in which the Non-U.S. Shareholder resides.

DISPOSITION OF COMMON STOCK

     Generally, a Non-U.S. Shareholder will not be subject to United States federal income tax on the gain realized upon the disposition of such shareholder's shares of Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company does not believe that it is or is likely to become) and the Non-U.S. Shareholder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of any class of stock of the Company that is regularly traded on an established securities market within the meaning of the applicable

Treasury regulations, (ii) the gain is effectively connected with a United States trade or business carried on by the Non-U.S. Shareholder and, if an income tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Shareholder, (iii) the Non-U.S. Shareholder is an individual who holds the Common Stock as a capital asset, such shareholder is present in the United States for 183 days or more in the taxable year of the disposition and either the Non-U.S. Shareholder has a "tax home" in the United States for United States federal income tax purposes or the sale is attributable to an office or other fixed place of business maintained by the Non-U.S. Shareholder in the United States; or (iv) the Non-U.S. Shareholder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

ESTATE TAX

     Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of his or her death will be includable in the individual's gross estate for United States federal estate tax purposes and thus subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     United States information reporting requirements (other than the reporting of dividend payments for purposes of the 30% income tax withholding discussed under "-- Dividends") and backup withholding tax generally will not apply to a dividend payment made outside the United States to a Non-U.S. Shareholder, if the dividend either is subject to the 30% withholding discussed above or is subject to a reduced rate of such withholding tax under an applicable income tax treaty. Otherwise, information reporting and backup withholding tax at a 31% rate may apply to dividends paid on the Common Stock to a Non-U.S. Shareholder who fails to certify its non-U.S. status under penalties of perjury in the manner required by United States law or otherwise fails to establish an exemption.

     In addition, the payment of the proceeds of the sale of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and possible 31% backup withholding unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale of shares of Common Stock to or through the foreign office of a broker generally will not be subject to this backup withholding tax. In the case of the payment of proceeds from the disposition of shares of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," existing regulations require information reporting but not backup withholding on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Shareholder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. Proposed Treasury regulations which have not been finally adopted contain a similar rule with respect to information reporting by a broker that is a United States person or a "U.S. related person." However, under the proposed regulations, such a person may only rely on documentary evidence to avoid information reporting if the foreign office "effects" the sale at such foreign office. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Shareholder will be allowed as a refund or a credit against such Non-U.S. Shareholder's United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

     These information reporting and backup withholding rules are under review by the Internal Revenue Service, and their application to the Common Stock could be changed by future regulations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholders, and each of the underwriters named below (the "U.S. Underwriters") and concurrently with the sale of 900,000 Shares to the International Underwriters (as defined below), the Selling Stockholders have agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters has severally agreed to purchase, the aggregate number of Shares set forth opposite its name below.

                                                                                    NUMBER OF
                                   UNDERWRITERS                                      SHARES
- ----------------------------------------------------------------------------------  ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.........................................................
Lehman Brothers Inc...............................................................
Morgan Stanley & Co. Incorporated.................................................
                                                                                    ---------
          Total...................................................................  3,600,000
                                                                                    =========

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives") of the several U.S. Underwriters.


     The Company and the Selling Stockholders have also entered into a purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 3,600,000 Shares to the U.S. Underwriters, the Selling Stockholders have agreed to sell to the International Underwriters, and the International Underwriters severally have agreed to purchase, an aggregate of 900,000 Shares. The public offering price per Share and the underwriting discount per Share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.


     In the U.S. Purchase Agreement, the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares being sold pursuant to each such Agreement if any of the Shares being sold pursuant to such Agreement are purchased and in the International Purchase Agreement the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Shares being sold pursuant to such agreement if any of the Shares being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of the Shares to be purchased by the U.S. Underwriters and the International Underwriters are conditioned upon one another.

     The U.S. Underwriters propose initially to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include U.S. Underwriters) at such price less a
concession not in excess of $          per Share. The U.S. Underwriters may
allow, and such dealers may re-allow, a discount not in excess of $          per
Share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Selling Stockholders have granted to the U.S. Underwriters options to purchase up to an aggregate of 540,000 additional Shares, and the International Underwriters options to purchase up to an aggregate of 135,000 Shares, in each case exercisable for 30 days after the date hereof, to cover over-allotments, if any, at the public offering price, less the underwriting discount. To the extent that the U.S. Underwriters exercise these options, each of the U.S. Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such Shares that the number of Shares to be purchased by it shown in the foregoing table bears to the total number of Shares initially offered to the U.S. Underwriters hereby.

     The U.S. Underwriters and the International Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of Shares as may be mutually agreed. The price of any Shares so sold shall be the public offering price, less an amount not greater than the selling concession.

     Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell Shares will not offer to sell or sell Shares to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the International Underwriters and any dealer to whom they sell Shares will not offer to sell or sell Shares to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

     The Common Stock is listed on the NYSE under the symbol "BWA." Because the Company is an affiliate of MLPF&S, one of the Underwriters, the U.S. Offering is being conducted in accordance with the applicable provisions of Schedule E ("Schedule E") of the By-Laws of the National Association of Securities Dealers, Inc. (the "NASD"). In accordance with Schedule E, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent. In addition, under the rules of the NYSE, MLPF&S is precluded from issuing research reports that make recommendations with respect to the Common Stock for so long as the Company is an affiliate of MLPF&S.

     Pursuant to the Registration Rights Agreement, each holder of at least 1% of the outstanding shares of Common Stock who is a party thereto is required to agree, for a period beginning seven days before, and ending 180 days after, the effective date of the Registration Statement of which this Prospectus is a part, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of Common Stock or any securities convertible into or exchangeable for Common Stock, or any rights or warrants to acquire Common Stock. See "Risk Factors -- Shares Eligible for Future Sale." In addition, each of the Company and the executive officers and directors of the Company, as well as certain other stockholders, will agree, for a period beginning seven days before, and ending 180 days after the effective date of the Registration Statement of which this Prospectus is a part, not to sell or otherwise dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock without the prior written consent of the U.S. Representatives. Upon consummation of the Offering, it is expected that the lock-up agreements will cover an aggregate of approximately 6,369,495 shares of Common Stock.

     The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Underwriters against certain civil liabilities, including liabilities under the Securities Act.

     Each of the U.S. Representatives or their affiliates from time-to-time performs investment banking and other financial services for the Company. Lehman Brothers Inc. is currently acting as financial advisor to the Company in connection with the disposition of the North American manual transmission business. For information regarding the ownership by the ML Entities of Common Stock and the representation of affiliates of ML&Co. on the Board of Directors of the Company, see "Management" and "Principal and Selling Stockholders."

                                 LEGAL MATTERS

     The validity of the Shares offered hereby and certain other legal matters relating to the Offerings will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York. Wachtell, Lipton, Rosen & Katz and Shearman & Sterling occasionally act as counsel to MLCP and other affiliates of ML&Co.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries incorporated in this Prospectus by reference from the Company's Annual Report for each of the three years in the period ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of NSK-Warner as of March 31, 1996 and 1995, and for each of the years in the three-year period ended March 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of the Coltec Automotive OEM Business Group as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995, incorporated by reference in this Prospectus from the Company's Form 8-K dated June 17, 1996, have been audited by Arthur Andersen LLP, as indicated by their report, which is incorporated herein by reference. The audited financial statements incorporated by reference have been so incorporated in reliance upon the report of Arthur Andersen LLP given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, such reports, proxy statements and other information, may be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the regional offices of the Commission at 7 World Trade Center (13th Floor), New York, New York 10048; and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Additionally, reports, proxy statements and other information concerning the Company filed pursuant to the Exchange Act are available for inspection at the NYSE, on which the Common Stock is listed, located at 20 Broad Street, New York, New York, 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the shares of Common Stock being offered in the Offerings. The Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits thereto.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Incorporated herein by reference are (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (including the portions of the Company's annual report to stockholders incorporated by reference therein), as amended by the Form 10-K/A (Amendment No. 1) filed on June 28, 1996, as further amended by the Form 10-K/A (Amendment No. 2) filed on July 1, 1996; (ii) the Company's proxy statement dated March 22, 1996 for its Annual Meeting of Stockholders held on April 23, 1996 (other than the sections entitled "Compensation Committee Report on Executive Compensation" and "Performance Graph" which shall not be so incorporated); (iii) the Company's Form 10-Q for the quarter ended March 31, 1996; and (iv) the Company's Current Reports on Form 8-K dated January 19, 1996 and June 17, 1996.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to each person to whom a Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such documents should be submitted in writing to Borg-Warner Automotive, Inc., 200 South Michigan Avenue, Chicago, Illinois 60604, Attention: Leslie Cleveland Hague, Director of Communications/Investor Relations, or by telephone at (312) 322-8607 or (312) 322-8547.

[Top half of page: Chart listing the Company's headquarters and advanced engineering centers in North America, Europe and Asia for each of the Company's four operating groups (Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems).]








[Bottom half of page: Pictures of the vehicles comprising the Company's Top Vehicle Programs including the Ford Explorer, Mercedes S-Class, Ford Taurus, Ford F-150, SsangYong Musso, Chrysler FWD Cars and Mini-Vans, Chrysler FWD LH Vehicles and Range Rover.]

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, NOT CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SHARES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

         ------------------------

            TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................    11
Use of Proceeds.......................    15
Price Range of Common Stock...........    15
Dividend Policy.......................    15
Capitalization........................    16
Selected Historical Financial Data....    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of
  Operations..........................    18
Business..............................    26
Management............................    37
Principal and Selling Stockholders....    39
Description of Capital Stock..........    41
Certain United States Tax Consequences
  for Non-U.S. Shareholders...........    45
Underwriting..........................    47
Legal Matters.........................    48
Experts...............................    49
Available Information.................    49
Incorporation of Certain Information
  by Reference........................    49

============================================


============================================
               4,500,000 SHARES

         [BORG WARNER AUTOMOTIVE LOGO]


                  COMMON STOCK
            ------------------------

                     PROSPECTUS

            ------------------------

                MERRILL LYNCH & CO.

                  LEHMAN BROTHERS

                MORGAN STANLEY & CO.
                       INCORPORATED

                  JULY  , 1996
============================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 22, 1996

PROSPECTUS

                                4,500,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby will be sold by certain stockholders (the "Selling Stockholders") of Borg-Warner Automotive, Inc. (the "Company"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares offered hereby.

     Of the 4,500,000 shares of Common Stock offered hereby, 900,000 shares are being offered outside the United States and Canada by the International Underwriters (the "International Offering") and 3,600,000 shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for the Offerings. See "Underwriting."


     The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "BWA." On July 22, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $36.75 per share. See "Price Range of Common Stock."


     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 11.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                                                           PROCEEDS TO
                                                  PRICE TO           UNDERWRITING            SELLING
                                                   PUBLIC             DISCOUNT(1)        STOCKHOLDERS(2)
- -----------------------------------------------------------------------------------------------------------
Per Share...................................           $                   $                    $
- -----------------------------------------------------------------------------------------------------------
Total(3)....................................           $                   $                    $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) The Company has agreed to pay certain expenses of the Offerings estimated at $1,000,000.

(3) The Selling Stockholders have granted the International Underwriters and the U.S. Underwriters options exercisable within 30 days after the date hereof to purchase up to 135,000 and 540,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Selling Stockholders will be $          , $           , and
    $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about July , 1996.
                            ------------------------


MERRILL LYNCH INTERNATIONAL

                                LEHMAN BROTHERS
                                                            MORGAN STANLEY & CO.
                                                        INTERNATIONAL
                            ------------------------

                 The date of this Prospectus is July   , 1996.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement") among the Company, the Selling Stockholders, MLCP and each of the underwriters named below (the "International Underwriters") and concurrently with the sale of 3,600,000 Shares to the U.S. Underwriters (as defined below), the Selling Stockholders have agreed to sell to each of the International Underwriters, and each of the International Underwriters has severally agreed to purchase, the aggregate number of Shares set forth opposite its name below.


                                                                                    NUMBER OF
                                  UNDERWRITERS                                       SHARES
- ---------------------------------------------------------------------------------   ---------
Merrill Lynch International......................................................
Lehman Brothers International (Europe)...........................................
Morgan Stanley & Co. International Limited.......................................

                                                                                    ---------
          Total..................................................................     900,000
                                                                                     ========



     Merrill Lynch International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives") of the several International Underwriters.


     The Company, the Selling Stockholders and MLCP have also entered into a purchase agreement (the "U.S. Purchase Agreement") with certain underwriters inside the United States and Canada (the "U.S. Underwriters" and, together with the International Underwriters, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 900,000 Shares to the International Underwriters, the Selling Stockholders have agreed to sell to the U.S. Underwriters and the U.S. Underwriters severally have agreed to purchase, an aggregate of 3,600,000 Shares. The public offering price per Share and the underwriting discount per Share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the International Purchase Agreement, the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares being sold pursuant to each such Agreement if any of the Shares being sold pursuant to such Agreement are purchased and in the U.S. Purchase Agreement the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Shares being sold pursuant to such agreement if any of the Shares being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of the Shares to be purchased by the U.S. Underwriters and the International Underwriters are conditioned upon one another.

     The International Underwriters propose initially to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include U.S. Underwriters) at such
price less a concession not in excess of $          per Share. The International
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $          per Share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Selling Stockholders have granted to the U.S. Underwriters options to purchase up to an aggregate of 540,000 additional Shares, and the International Underwriters options to purchase up to an aggregate of 135,000 Shares, in each case exercisable for 30 days after the date hereof, to cover over-allotments, if any, at the public offering price, less the underwriting discount. To the extent that the International Underwriters exercise these options, each of the International Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such Shares that the number of Shares to be purchased by it shown in the foregoing table bears to the total number of Shares initially offered to the International Underwriters hereby.

     The U.S. Underwriters and the International Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of Shares as may be mutually agreed. The price of any Shares so sold shall be the public offering price, less an amount not greater than the selling concession.

     Under the terms of the Intersyndicate Agreement the U.S. Underwriters and any dealer to whom they sell Shares will not offer to sell or sell Shares to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the International Underwriters and any dealer to whom they sell Shares will not offer to sell or sell Shares to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.


     Each International Underwriter has agreed that (i) it has not offered or sold and, prior to the date six months after the date of issue of the Common Stock, will not offer to sell any Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 and the Regulations with respect to anything done by it in relation to the Common Stock, in form or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.


     The Common Stock is listed on the NYSE under the symbol "BWA." Because the Company is an affiliate of MLPF&S, one of the underwriters, the U.S. Offering is being conducted in accordance with the applicable provisions of Schedule E ("Schedule E") of the By-Laws of the National Association of Securities Dealers, Inc. (the "NASD"). In accordance with Schedule E, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent. In addition, under the rules of the NYSE, MLPF&S is precluded from issuing research reports that make recommendations with respect to the Common Stock for so long as the Company is an affiliate of MLPF&S.

     Pursuant to the Registration Rights Agreement, each holder of at least 1% of the outstanding shares of Common Stock who is a party thereto is required to agree, for a period beginning seven days before, and ending 180 days after, the effective date of the Registration Statement of which this Prospectus is a part, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of Common Stock or any securities convertible into or exchangeable for Common Stock or any rights or warrants to acquire Common Stock. See "Risk Factors -- Shares Eligible for Future Sale." In addition, each of the Company and the executive officers and directors of the Company, as well as certain other stockholders, will agree, for a period beginning seven days before, and ending 180 days after the effective date of the Registration Statement of which this Prospectus is a part, not to sell or otherwise dispose of any Common Stock or

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock without the prior written consent of the U.S. Representatives. Upon consummation of the Offering, it is expected that the lock-up agreements will cover an aggregate of approximately 6,369,495 shares of Common Stock.

     The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Underwriters against certain civil liabilities, including liabilities under the Securities Act.

     Each of the U.S. Representatives or their affiliates from time-to-time performs investment banking and other financial services for the Company. Lehman Brothers Inc. is currently acting as financial advisor to the Company in connection with the disposition of the North American manual transmission business. For information regarding the ownership by the ML Entities of Common Stock and the representation of affiliates of ML&Co. on the Board of Directors of the Company, see "Management" and "Principal and Selling Stockholders."

                                 LEGAL MATTERS

     The validity of the Shares offered hereby and certain other legal matters relating to the Offerings will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York. Wachtell, Lipton, Rosen & Katz and Shearman & Sterling occasionally act as counsel to MLCP and other affiliates of ML&Co.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries incorporated in this Prospectus by reference from the Company's Annual Report for each of the three years in the period ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of NSK-Warner as of March 31, 1996 and 1995, and for each of the years in the three-year period ended March 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of the Coltec Automotive OEM Business Group as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995, incorporated by reference in this Prospectus from the Company's Form 8-K dated June 17, 1996, have been audited by Arthur Andersen LLP, as indicated by their report, which is incorporated herein by reference. The audited financial statements incorporated by reference have been so incorporated in reliance upon the report of Arthur Andersen LLP given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, such reports, proxy statements and other information, may be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the regional offices of the Commission at 7 World Trade Center (13th Floor), New York, New York 10048; and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Additionally, reports, proxy statements and other information concerning the Company filed pursuant to the Exchange Act are available for inspection at the NYSE, on which the Common Stock is listed, located at 20 Broad Street, New York, New York, 10005.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the shares of Common Stock being offered in the Offerings. The Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits thereto.

     No action has been taken or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Shares or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Shares and the distribution of this Prospectus.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Incorporated herein by reference are (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (including the portions of the Company's annual report to stockholders incorporated by reference therein), as amended by the Form 10-K/A (Amendment No. 1) filed on June 28, 1996, as further amended by the Form 10-K/A (Amendment No. 2) filed on July 1, 1996; (ii) the Company's proxy statement dated March 22, 1996 for its Annual Meeting of Stockholders held on April 23, 1996 (other than the sections entitled "Compensation Committee Report on Executive Compensation" and "Performance Graph" which shall not be so incorporated); (iii) the Company's Form 10-Q for the quarter ended March 31, 1996; and (iv) the Company's Current Reports on Form 8-K dated January 19, 1996 and June 17, 1996.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to each person to whom a Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such documents should be submitted writing to Borg-Warner Automotive, Inc., 200 South Michigan Avenue, Chicago, Illinois 60604, Attention:
Leslie Cleveland Hague, Director of Communications/Investor Relations, or by telephone at (312) 322-8607 or (312) 322-8547.

[Top half of page: Chart listing the Company's headquarters and advanced engineering centers in North America, Europe and Asia for each of the Company's four operating groups (Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems).]








[Bottom half of page: Pictures of the vehicles comprising the Company's Top Vehicle Programs including the Ford Explorer, Mercedes S-Class, Ford Taurus, Ford F-150, SsangYong Musso, Chrysler FWD Cars and Mini-Vans, Chrysler FWD LH Vehicles and Range Rover.]

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, NOT CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SHARES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

     IN THIS PROSPECTUS, REFERENCE TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS UNLESS STATED OTHERWISE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................    11
Use of Proceeds.......................    15
Price Range of Common Stock...........    15
Dividend Policy.......................    15
Capitalization........................    16
Selected Historical Financial Data....    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    26
Management............................    37
Principal and Selling Stockholders....    39
Description of Capital Stock..........    41
Certain United States Tax Consequences
  for Non-U.S. Shareholders...........    45
Underwriting..........................    47
Legal Matters.........................    49
Experts...............................    49
Available Information.................    49
Incorporation of Certain Information
  by Reference........................    50

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                4,500,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------


                          MERRILL LYNCH INTERNATIONAL


                                LEHMAN BROTHERS

                            MORGAN  STANLEY  &  CO.
                     INTERNATIONAL

                                 JULY   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.


        Registration fee............................................    $   73,164.31
        NASD filing fee.............................................        21,717.50
        Blue Sky fees and expenses..................................        20,000.00
        Printing and related expenses...............................       400,000.00
        Legal fees and expenses.....................................       250,000.00
        Accounting fees and expenses................................       125,000.00
        Miscellaneous...............................................       110,618.19
                                                                        -------------
             Total..................................................    $1,000,000.00
                                                                         ============


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation has the power to indemnify its officers and directors against the expenses, including attorney's fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

     As permitted by Section 102 of the DGCL, the Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that no director shall be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, and (iv) for any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation provides for indemnification of its directors and officers to the fullest extent permitted by the DGCL, and allows the Registrant to advance or reimburse litigation expenses upon submission by the director, officer or employee of an undertaking to repay such advances or reimbursements if it is ultimately determined that indemnification is not available to such director or officer.

ITEM 16.  EXHIBITS.

     The following documents are filed as a part of this Registration Statement. Those exhibits previously filed and incorporated herein by reference are identified below. For each such exhibit there is shown below the registration statement number or periodic report and exhibit number of the document in the previous filing. The registration statements were filed by Registrant unless otherwise indicated.

EXHIBIT
  NO.                                       DESCRIPTION OF DOCUMENT
- -------        ---------------------------------------------------------------------------------
   1.1    --   Form of U.S. Purchase Agreement among the Company, the Selling Stockholders, and the U.S. Underwriters.
   1.2    --   Form of International Purchase Agreement among the Company, the Selling
               Stockholders, and the International Underwriters.
   3.1    --   Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit No. 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993).
   3.2    --   By-laws of the Company (incorporated by reference to Exhibit No. 3.2 of the
               Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
               1993).
     5    --   Opinion of Wachtell, Lipton, Rosen & Katz.+
  23.1    --   Consent of Deloitte & Touche LLP.
  23.2    --   Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5).+
  23.3    --   Consent of KPMG Peat Marwick.
  23.4    --   Consent of Arthur Andersen LLP.
    24    --   Powers of Attorney.+


- ---------------


+ Previously filed.


ITEM 17.  UNDERTAKINGS.

     (a), (c)-(e), (g), (j) Not applicable

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (i) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON JULY 22, 1996.

                                          BORG-WARNER AUTOMOTIVE, INC.

                                          By:       /s/ JOHN F. FIEDLER
                                                      JOHN F. FIEDLER
                                               Chairman and Chief Executive
                                                           Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THEIR CAPACITIES ON JULY 22, 1996.


                   SIGNATURE                                        TITLE
- -----------------------------------------------  --------------------------------------------
                          /s/ JOHN F.            Chairman, Chief Executive Officer, and
                     FIEDLER                     Director (Principal Executive Officer)
                JOHN F. FIEDLER
                           *                     Vice President and Treasurer (Principal
                ROBIN J. ADAMS                   Financial Officer)
                           *                     Vice President and Controller (Principal
               WILLIAM C. CLINE                  Accounting Officer)
                           *                     Director
              DONALD C. TRAUSCHT
                           *                     Director
               ALEXIS P. MICHAS
                           *                     Director
           ALBERT J. FITZGIBBONS III
                           *                     Director
              MATTHIAS B. BOWMAN
                           *                     Director
                PAUL E. GLASKE
                           *                     Director
                JAMES J. KERLEY
                           *                     Director
                 IVAN W. GORR
                          /s/ JOHN F.            As attorney-in-fact for the officers and/or
                     FIEDLER                     directors marked by an asterisk.
                JOHN F. FIEDLER

                                 EXHIBIT INDEX


  EXHIBIT
    NO.                                       DESCRIPTION OF DOCUMENT
  -------          -----------------------------------------------------------------------------
     1.1    --     Form of U.S. Purchase Agreement among the Company, the Selling Stockholders, and the U.S. Underwriters.
     1.2    --     Form of International Purchase Agreement among the Company, the Selling
                   Stockholders, and the International Underwriters.
    23.1    --     Consent of Deloitte & Touche LLP
    23.3    --     Consent of KPMG Peat Marwick
    23.4    --     Consent of Arthur Andersen LLP